Exhibit 99.1

Q1
2019

SHAREHOLDERS’ REPORT

SUN LIFE FINANCIAL INC.

For the period ended

March 31, 2019

sunlife.com

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT

Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 3 cents per share.

Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to AST Trust Company (Canada).

For more information call AST Trust Company (Canada) at 1 877 224-1760.

Sun Life reaches Q1’19 milestone of $1 trillion Assets Under Management

Company reports underlying net income of $717 million and reported net income of $623 million

The information in this document is based on the unaudited interim financial results of Sun Life Financial Inc. (“SLF Inc.”) for the period ended March 31, 2019. SLF Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO, ON – (May 8, 2019) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the first quarter ended March 31, 2019. First quarter reported net income was $623 million and underlying net income(1) was $717 million.

	Quarterly results

Profitability	Q1’19	Q1’18
Reported net income ($ millions)	623	669
Underlying net income(1) ($ millions)	717	770
Reported EPS(2) ($)	1.04	1.09
Underlying EPS(1)(2) ($)	1.20	1.26
Reported ROE(1)	11.5%	13.1%
Underlying ROE(1)	13.3%	15.1%
Growth	Q1’19	Q1’18
Insurance sales(1) ($ millions)	780	665
Wealth sales(1) ($ billions)	36.0	39.8
Value of new business(1) ($ millions)	382	334
Assets under management(1) ($ billions)	1,011	979
Financial Strength	Q1’19	Q4’18
LICAT ratios(3)
Sun Life Financial Inc.	145%	144%
Sun Life Assurance(4)	132%	131%
Financial leverage ratio(1)	21.1%	21.2%

“We’ve delivered a strong first quarter with underlying net income of $717 million, up 9% over the prior year excluding the one-time interest on par seed capital, and 14% growth in the value of new business,” said Dean Connor, President and CEO, Sun Life Financial. “We also achieved a major milestone with more than one trillion dollars of assets under management as at March 31, 2019. We are pleased to announce an increase in our common share dividend by 5% to $0.525 and our intention to amend our normal course issuer bid to allow for the purchase of an additional four million common shares.”

Connor added “We continue to drive outcomes that reflect our Purpose and make it easier to do business with us. For example, in the U.S., the newly launched Sun Life and Maxwell Health digital platform offers employees of our Group Benefits plans the support they need to make personalized benefit decisions through a faster and more intuitive experience. And in Canada, Sun Life has collaborated with Rise People Inc. to offer an integrated human resources, payroll and benefits solution that drives greater value for employers and employees through a digital experience.”

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2019	1

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)	All EPS measures refer to fully diluted EPS, unless otherwise stated.
(3)	For further information on the Life Insurance Capital Adequacy Test (“LICAT”) see section E – Financial Strength in this document.
(4)	Sun Life Assurance Company of Canada (“Sun Life Assurance”) is SLF Inc.’s principal operating life insurance subsidiary.

Financial and Operational Highlights – Quarterly Comparison (Q1 2019 vs. Q1 2018)

Our strategy is focused on four key pillars of growth, where we aim to be a leader in the markets in which we operate. We detail our continued progress in the four pillars below.

($ millions, unless otherwise noted)
	Reported net income (loss)			Underlying net income (loss)(1)			Insurance sales(1)			Wealth sales(1)
	Q1’19	Q1’18	change	Q1’19	Q1’18	change	Q1’19	Q1’18	change	Q1’19	Q1’18	change
SLF Canada	237	249	(5)%	237	295	(20)%	362	296	22%	2,825	3,825	(26)%
SLF U.S.	124	96	29%	150	129	16%	160	136	18%	–	–	–
SLF Asset Management	219	210	4%	227	231	(2)%	–	–	–	31,287	32,264	(3)%
SLF Asia	80	133	(40)%	122	128	(5)%	258	233	11%	1,881	3,736	(50)%
Corporate	(37)	(19)	nm(2)	(19)	(13)	nm(2)	–	–	–	–	–	–
Total	623	669	(7)%	717	770	(7)%	780	665	17%	35,993	39,825	(10)%

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)	Not meaningful.

Our reported net income of $623 million in the first quarter of 2019 decreased $46 million from the first quarter of 2018, while underlying net income decreased $53 million to $717 million. This variance was primarily due to interest on par seed capital of $110 million in the first quarter of 2018(1) and unfavourable credit experience, partially offset by favourable mortality, lapse and other policyholder behaviour, investing activity gains, morbidity experience and other experience. In addition, underlying net income increased by $22 million as a result of the impact of foreign exchange.

Our reported ROE(2) was 11.5% in the first quarter of 2019. Underlying ROE(2) was 13.3%, compared to 15.1% in the first quarter of 2018, reflecting higher underlying net income in the first quarter of 2018 and increased common shareholders’ equity due to higher retained earnings and the impact of foreign exchange reflected in other comprehensive income (“OCI”). Our dividend is increasing by $0.025, from $0.50 to $0.525. SLF Inc. and its wholly-owned holding companies had $2,564 million in cash and other liquid assets as at March 31, 2019.

A Leader in Insurance and Wealth Solutions in our Canadian Home Market

SLF Canada’s reported net income of $237 million in the quarter decreased 5% compared to the same period in 2018, reflecting improved market related impacts more than offset by the change in underlying net income, which decreased $58 million due to interest on par seed capital of $75 million in the first quarter of 2018 and unfavourable credit experience, partially offset by strong business growth across all business units and investing activity gains.

SLF Canada insurance sales increased 22% to $362 million in the first quarter of 2019, primarily driven by large case sales in Group Benefits (“GB”) and increased sales in individual insurance. Wealth sales decreased 26% compared to the same quarter in the prior year, reflecting a large case sale in Group Retirement Services (“GRS”) in the first quarter of 2018. Individual wealth sales were down 13% reflecting a weaker RRSP season across the industry.

We have maintained our leadership position in our GB business, ranking #1 based on 2018 year-end insured premiums and non-insured deposits.(3) Combined with our #1 ranked GRS business(4), this allows us to bring Clients a total benefits offering, which includes integrated seamless solutions across benefits and pensions.

We continue our focus on addressing the needs of Canadians and shaping the industry in response to those needs, offering coverages that reflect changing demographics, society and social values. During the quarter, SLF Canada was the first major group benefits provider to offer gender affirmation coverage, in line with our previous industry firsts such as virtual health care coverage and provider search with user ratings.

(1)	Interest on seed capital transferred from the participating account to the shareholder account. For additional information, see section C – Profitability in this document.
(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(3)	2019 Group Benefits Providers Report published by Benefits Canada; based on insured premiums and non-insured deposits.
(4)	Benefits Canada’s 2018 Capital Accumulation Plan (“CAP”) supplier survey, based on June 30, 2018 assets under administration for top 10 CAP providers.

2	Sun Life Financial Inc.	First Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

A Leader in U.S. Group Benefits

Reported net income for SLF U.S. was $124 million, up $28 million from the same quarter in the prior year, and underlying net income was $150 million, up $21 million. Both reported and underlying net income were driven by strong mortality and morbidity experience, partially offset by interest on par seed capital of $35 million in the first quarter of 2018, unfavourable credit experience and lower investing activity gains. The after-tax profit margin for Group Benefits(1) was 7.9% as of the first quarter of 2019 reflecting favourable medical stop-loss experience, compared to 5.6% as of the first quarter of 2018.

SLF U.S. Group Benefits sales in U.S. dollars increased 11% compared to the same quarter in 2018, driven by increased medical stop-loss sales, reflecting our strong momentum and leadership position in the market.

Leveraging our Maxwell Health acquisition, we launched a combined digital platform providing employers and their employees with an intuitive digital benefits experience. In addition to supporting the complete portfolio of Sun Life benefits, the new Sun Life + Maxwell Health platform also enrolls health insurance from third parties, provides real-time, 24/7 access to data and automates HR tasks. This advanced technology solution makes it easy for members to understand the benefit options available, which helps people get the coverage they need.

A Leader in Global Asset Management

SLF Asset Management’s reported net income of $219 million was up 4% from the first quarter of 2018 reflecting lower fair value adjustments on MFS Investment Management’s (“MFS”) share-based payment awards. Underlying net income was $227 million in the first quarter of 2019, down 2% from the first quarter of 2018, reflecting lower average net assets, largely offset by favourable investment income, including return on seed capital, and the impact of foreign exchange. The pre-tax net operating profit margin ratio for MFS(1) was 38%, consistent with the first quarter of 2018.

SLF Asset Management ended the first quarter with $698.4 billion in assets under management, consisting of $631.1 billion

(US$472.9 billion) from MFS and $67.3 billion from Sun Life Investment Management (“SLIM”). MFS’s net outflows of $7.8 billion

(US$5.9 billion) in the quarter were partially offset by SLIM net inflows of $1.3 billion. MFS reported record U.S. retail sales in the first quarter of 2019, resulting in positive net flows of $0.9 billion (US$0.7 billion) for mutual funds.

MFS continued to rank in the top ten in the 2019 Barron’s Fund Family Rankings. For 10 of the last 11 years, MFS has been in the top ten ranking for both the ten-year and the five-year firm-wide performance categories. In the first quarter of 2019, 94%, 85% and 82% of MFS’s retail fund assets ranked in the top half of their Lipper categories based on ten-, five- and three-year performance, respectively.

A Leader in Asia through Distribution Excellence in Higher Growth Markets

SLF Asia’s reported net income of $80 million was down $53 million from the first quarter of 2018 reflecting unfavourable market related impacts. Underlying net income of $122 million was down $6 million from the first quarter of 2018, due to unfavourable credit and mortality experience, partially offset by investing activity gains and favourable joint venture experience.

SLF Asia insurance sales were $258 million in the first quarter of 2019, up 11% compared to the first quarter of 2018, with double-digit growth in six of seven Insurance and Wealth markets. SLF International experienced lower sales due to the competitive environment and market shifts. SLF Asia wealth sales were down by 50% to $1.9 billion in the first quarter of 2019, compared to $3.7 billion in the first quarter of 2018. This decrease was mainly attributable to lower mutual fund sales in India due to market volatility, and in the Philippines due to elevated money market sales in the first quarter of 2018. Our Hong Kong pension business experienced comparable sales to the first quarter of 2018.

We continue to invest in our distribution capabilities. For example, our agency headcount has grown 35% in the Philippines since the first quarter of 2018, we have established a broker channel in Vietnam and we continue expanding our bancassurance footprint in India through our distribution agreement with HDFC Bank Limited. In addition, SLF Asia was recognized with awards in Hong Kong(2) and Indonesia(3) for our My Sun Life Client app, and as the “Most Innovative Takaful Provider”(4) in Malaysia. As well, our Hong Kong Rainbow MPF(5) plan won 12 awards at the 2019 MPF awards,(6) including the inaugural Employer’s Choice Award, where we were recognized for our focus on employer servicing, features and benefits.

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)	Mob-Ex Awards 2019 Hong Kong: Silver Award for Best App – Insurance Services and Bronze Award for Best App – Financial Services.
(3)	2019 Indonesia Life Insurance Innovation Award for Top 3 Most User Friendly & Satisfying Application.
(4)	2018 International Finance Awards.
(5)	Mandatory provident funds (“MPF”) sold in Hong Kong.
(6)

The 2019 MPF Awards were co-organized by MPF Ratings and Asia Asset Management. MPF Ratings’ assessments cover investment structure and performance, fees and charges, and assessment of overall services, including governance and transparency, customer service standard, services to employers and members, member education and communication, account administration efficiency and use of technology.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2019	3

Sun Life Financial Inc.

Management’s Discussion and Analysis

For the period ended March 31, 2019

Dated May 8, 2019

4	Sun Life Financial Inc.	First Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

About Sun Life Financial

Sun Life Financial Inc. (“SLF Inc.”) is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2019, Sun Life Financial had total assets under management (“AUM”) of $1,011 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

A. How We Report Our Results

Sun Life Financial Inc. (“SLF Inc.”), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”. We manage our operations and report our financial results in five business segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), Sun Life Financial Asset Management (“SLF Asset Management”), Sun Life Financial Asia (“SLF Asia”), and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes (“Annual Consolidated Financial Statements” and “Interim Consolidated Financial Statements”, respectively, and “Consolidated Financial Statements”, collectively) and interim and annual management’s discussion and analysis (“MD&A”). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards (“IFRS”), including in accordance with the International Accounting Standard (“IAS”) 34 Interim Financial Reporting. Reported net income (loss) refers to Common shareholders’ net income (loss) determined in accordance with IFRS.

The information in this document is in Canadian dollars unless otherwise noted.

1. Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are available in section M – Non-IFRS Financial Measures in this document. Non-IFRS Financial Measures and reconciliations are also included in our annual and interim MD&As and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports.

2. Forward-looking Statements

Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section N – Forward-looking Statements in this document.

3. Additional Information

Additional information about SLF Inc. can be found in the Annual and Interim Consolidated Financial Statements, the annual and interim MD&As and SLF Inc.’s Annual Information Form (“AIF”) for the year ended December 31, 2018. These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.’s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission (“SEC”) in SLF Inc.’s annual report on Form 40-F and SLF Inc.’s interim MD&As and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2019	5

B. Financial Summary

	Quarterly results
($ millions, unless otherwise noted)	Q1’19	Q4’18	Q1’18
Profitability
Net income (loss)
Reported net income (loss)	623	580	669
Underlying net income (loss)(1)	717	718	770
Diluted Earnings per share (“EPS”) ($)
Reported EPS (diluted)	1.04	0.96	1.09
Underlying EPS (diluted)(1)	1.20	1.19	1.26
Reported basic EPS ($)	1.04	0.96	1.10
Return on equity (“ROE”) (%)
Reported ROE(1)	11.5%	10.9%	13.1%
Underlying ROE(1)	13.3%	13.6%	15.1%
Growth
Sales
Insurance sales(1)	780	1,314	665
Wealth sales(1)	35,993	36,241	39,825
Value of new business(1)	382	310	334
Premiums and deposits
Net premium revenue	4,370	5,313	4,645
Segregated fund deposits	3,064	2,763	3,395
Mutual fund sales(1)	23,664	22,135	24,056
Managed fund sales(1)	9,976	9,629	12,345
ASO(2) premium and deposit equivalents(1)	1,707	1,673	1,675
Total premiums and deposits(1)	42,781	41,513	46,116
Assets under management
General fund assets	172,348	168,765	163,499
Segregated funds	110,011	103,062	106,221
Mutual funds, managed funds and other AUM(1)	729,026	679,316	709,206
Total AUM(1)	1,011,385	951,143	978,926
Financial Strength
LICAT(3) ratios
Sun Life Financial Inc.	145%	144%	149%
Sun Life Assurance(4)	132%	131%	139%
Financial leverage ratio(1)	21.1%	21.2%	22.2%
Dividend
Dividend payout ratio(1)	42%	42%	36%
Dividends per common share ($)	0.500	0.500	0.455
Capital
Subordinated debt and innovative capital instruments(5)	3,739	3,738	3,736
Participating policyholders’ equity and non-controlling interests	930	864	475
Total shareholders’ equity	23,782	23,706	22,804
Total capital	28,451	28,308	27,015
Average common shares outstanding (millions)	597	602	610
Closing common shares outstanding (millions)	594.6	598.5	607.6

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)	Administrative Services Only (“ASO”).
(3)	Life Insurance Capital Adequacy Test (“LICAT”) ratio.
(4)	Sun Life Assurance Company of Canada (“Sun Life Assurance”) is SLF Inc.’s principal operating life insurance subsidiary.
(5)

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities, and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in the SLF Inc. Consolidated Financial Statements. For additional information, see section I – Capital and Liquidity Management – 1 – Capital in our 2018 annual MD&A.

6	Sun Life Financial Inc.	First Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

C. Profitability

The following table reconciles our reported net income and underlying net income. The table also sets out the impact that other notable items had on our reported net income and underlying net income. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

	Quarterly results
($ millions, after-tax)	Q1’19	Q4’18	Q1’18

Reported net income	623	580	669

Market related impacts(1)	(69)	(153)	(68)

Assumption changes and management actions(1)	(11)	13	(3)

Other adjustments(1)	(14)	2	(30)

Underlying net income(2)	717	718	770

Reported ROE(2)	11.5%	10.9%	13.1%

Underlying ROE(2)	13.3%	13.6%	15.1%
Impact of other notable items on reported and underlying net income

Experience related items(3)

Impact of investment activity on insurance contract liabilities (“investing activity”)	61	28	48

Credit	(29)	23	21

Mortality	15	(11)	(16)

Morbidity	25	(12)	12

Lapse and other policyholder behaviour	(8)	(4)	(29)

Expenses	11	(26)	(4)

Other experience	(18)	44	62

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures.
(3)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Quarterly Comparison – Q1 2019 vs. Q1 2018

Our reported net income of $623 million in the first quarter of 2019 decreased $46 million from the first quarter of 2018, while underlying net income decreased $53 million to $717 million. This variance was primarily due to interest on par seed capital of $110 million in the first quarter of 2018 and unfavourable credit experience, partially offset by favourable mortality, lapse and other policyholder behaviour, investing activity gains, morbidity experience and other experience. In addition, underlying net income increased by $22 million as a result of the impact of foreign exchange. Business growth was negatively affected by average net asset declines in our fee income businesses relative to the first quarter of 2018, substantially offset by business growth in insurance businesses.

1.	Market related impacts

Market related impacts in the first quarter of 2019 compared to the same period last year reflected unfavourable net interest rate impacts, substantially offset by favourable net equity market impacts.

2.	Assumption changes and management actions

The effects of assumption changes and management actions (“ACMA”) decreased reported net income by $11 million during the first quarter of 2019 compared to $3 million in the first quarter of 2018.

3.	Other adjustments

Other adjustments decreased reported net income by $14 million in the first quarter of 2019 compared to a decrease of $30 million in the first quarter of 2018. The reduced impact was primarily due to Fair value adjustments on MFS’s share-based payment awards.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2019	7

4.	Experience related items

Favourable variances in morbidity, mortality, and lapse and other policyholder experience were driven predominantly by SLF U.S. Favourable expense experience arose mainly from expense discipline across the organization. Favourable investing activity gains were predominantly in SLF Canada. Unfavourable credit experience related to downgrades of indirect exposures to a single name in the utilities sector of $57 million, and was reflected in SLF Canada, SLF U.S. and SLF Asia.

Other experience results for the first quarter of 2018 include the impact of accrued investment income on seed capital of $110 million – $75 million in SLF Canada and $35 million in SLF U.S. (“interest on par seed capital”), partially offset by a mix of smaller items. For further information please see Note 10.C in the first quarter 2019 Interim Consolidated Financial Statements.

5.	Income taxes

Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax exempt investment income, and other sustainable tax benefits that are expected to decrease our effective tax rate.

In the first quarter of 2019, our effective income tax rates on reported net income and underlying net income(1) were 11.0% and 17.8% compared to 16.4% and 15.8% in the first quarter of 2018, respectively. Our effective tax rate on underlying net income is within our expected range of 15% to 20%.

6.	Impact of foreign exchange rates

During the first quarter of 2019, our reported net income and underlying net income increased by $21 million and $22 million, respectively, as a result of the impact of the movement of the Canadian dollar in the first quarter of 2019 relative to the average exchange rates in the first quarter of 2018.

D. Growth

1. Sales and Value of New Business

	Quarterly results
($ millions)	Q1’19	Q4’18	Q1’18

Insurance sales(1)

SLF Canada	362	219	296

SLF U.S.	160	844	136

SLF Asia	258	251	233

Total insurance sales(1)	780	1,314	665

Wealth sales(1)

SLF Canada	2,825	4,883	3,825

SLF Asia	1,881	1,935	3,736

Total wealth sales excluding SLF Asset Management(1)	4,706	6,818	7,561

SLF Asset Management sales(1)	31,287	29,423	32,264

Total wealth sales(1)	35,993	36,241	39,825

Value of new business (“VNB”)(1)	382	310	334

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Total Company insurance sales were $780 million in the first quarter of 2019, up 17% (16% on a constant currency basis) compared to the same period in 2018.

•	SLF Canada insurance sales increased mainly due to large case sales in Group Benefits (“GB”) and higher individual insurance sales.
•	SLF U.S. insurance sales increased mainly driven by higher medical stop-loss sales.
•	SLF Asia insurance sales were up 10% on a constant currency basis, reflecting double-digit sales growth in six of seven Insurance and Wealth markets, and lower sales in International.

(1)

Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.

8	Sun Life Financial Inc.	First Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

Total Company wealth sales were $36.0 billion in the first quarter of 2019, down 10% (13% on a constant currency basis) compared to the first quarter of 2018.

•	SLF Canada wealth sales decreased, reflecting decreases in Group Retirement Services (“GRS”) and individual wealth.
•	SLF Asia wealth sales were down, primarily reflecting lower sales in India and the Philippines.
•

SLF Asset Management gross sales were lower, primarily reflecting lower managed fund sales, partially offset by the impact of foreign exchange and higher mutual fund sales in MFS Investment Management’s (“MFS”).

The Company’s total VNB in the first quarter of 2019 was $382 million, up 14% compared to the first quarter of 2018, driven by overall higher life and group insurance sales and improved pricing in SLF U.S.

2. Premiums and Deposits

	Quarterly results
($ millions)	Q1’19	Q4’18	Q1’18

Net premium revenue	4,370	5,313	4,645

Segregated fund deposits	3,064	2,763	3,395

Mutual fund sales(1)	23,664	22,135	24,056

Managed fund sales(1)	9,976	9,629	12,345

ASO premium and deposit equivalents(1)	1,707	1,673	1,675

Total premiums and deposits(1)	42,781	41,513	46,116

Total adjusted premiums and deposits(1)(2)	41,319	40,354	46,282

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)

Adjusted premiums and deposits is a non-IFRS financial measure that excludes from premiums and deposits the impact of Constant Currency Adjustment and Reinsurance in SLF Canada’s GB Operations Adjustment as described in section M – Non-IFRS Financial Measures in this document.

Net premium revenue was $4.4 billion, down $0.3 billion from the first quarter of 2018, primarily due to lower premium revenue in GRS in SLF Canada and International in SLF Asia, partially offset by SLF U.S. and the impact of foreign exchange.

Segregated fund deposits were $3.1 billion in the first quarter of 2019, down from the first quarter of 2018, due to lower deposits in SLF Canada.

Sales of mutual funds were $23.7 billion in the first quarter of 2019, down from the first quarter of 2018, reflecting decreased sales in India and the Philippines in SLF Asia, partially offset by the impact of foreign exchange, and increased sales in MFS.

Sales of managed funds were $10.0 billion in the first quarter of 2019, a decrease of $2.4 billion from the first quarter of 2018, primarily due to lower sales in MFS and Sun Life Investment Management (“SLIM”), partially offset by the impact of foreign exchange.

ASO premium and deposit equivalents in the first quarter of 2019 remain largely consistent with the same period in 2018.

The currency impact for total premium and deposits for the first quarter of 2019 from the change in the Canadian dollar relative to average exchange rates in the first quarter of 2018 increased total premiums and deposits by approximately $1.6 billion.

3. Assets Under Management

AUM consist of general funds, segregated funds and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

	Quarterly results
($ millions)	Q1’19	Q4’18	Q3’18	Q2’18	Q1’18

Assets under management(1)

General fund assets	172,348	168,765	162,439	164,709	163,499

Segregated funds	110,011	103,062	108,298	108,692	106,221

Mutual funds, managed funds and other AUM(1)	729,026	679,316	712,782	712,719	709,206

Total AUM(1)	1,011,385	951,143	983,519	986,120	978,926

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2019	9

AUM were $1,011.4 billion as at March 31, 2019, compared to AUM of $951.1 billion as at December 31, 2018. The increase in AUM of $60.3 billion between December 31, 2018 and March 31, 2019 resulted primarily from:

(i)	an increase of $80.6 billion from favourable market movements;
(ii)	an increase of $2.2 billion of other business activities; partially offset by
(iii)	a decrease of $15.4 billion from the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2018; and
(iv)	net outflows of mutual, managed, and segregated funds of $7.1 billion.

For the first quarter of 2019, net outflows of mutual, managed and segregated funds were $7.1 billion, predominantly driven by net outflows from MFS of $7.8 billion and $0.5 billion from SLF Canada, partially offset by net inflows of $1.3 billion from SLIM.

E. Financial Strength

	Quarterly results
	Q1’19	Q4’18	Q3’18	Q2’18	Q1’18
LICAT ratio

Sun Life Financial Inc.	145%	144%	145%	149%	149%

Sun Life Assurance	132%	131%	130%	134%	139%

Financial leverage ratio(1)	21.1%	21.2%	21.9%	21.8%	22.2%
Dividend

Dividend payout ratio(1)	42%	42%	40%	40%	36%

Dividends per common share ($)	0.500	0.500	0.475	0.475	0.455
Capital

Subordinated debt and innovative capital instruments(2)	3,739	3,738	3,738	3,737	3,736

Participating policyholders’ equity and non-controlling interests	930	864	802	517	475

Preferred shareholders’ equity	2,257	2,257	2,257	2,257	2,257

Common shareholders’ equity	21,525	21,449	20,577	20,959	20,547

Total capital	28,451	28,308	27,374	27,470	27,015

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities, and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Consolidated Financial Statements. For additional information, see section I – Capital and Liquidity Management – 1 – Capital in our 2018 annual MD&A.

The Office of the Superintendent of Financial Institutions (“OSFI”) implemented a revised regulatory capital framework referred to as the Life Insurance Capital Adequacy Test in Canada effective January 1, 2018. LICAT measures the capital adequacy of an insurer using a risk-based approach and includes elements that contribute to financial strength through periods when an insurer is under stress as well as elements that contribute to policyholder and creditor protection wind-up. In 2019, OSFI made a number of revisions to their LICAT guideline. The two notable revisions for SLF Inc. and Sun Life Assurance were the IFRS 16 Leases (“IFRS 16”) accounting change and the additional group morbidity and mortality risk requirements for group insurance businesses.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As at March 31, 2019, SLF Inc.’s LICAT ratio was 145%, compared to 144% as at December 31, 2018. The change was primarily due to the favourable contribution of reported net income and market movements, partially offset by dividends and repurchases of common shares and the unfavourable impact from OSFI’s LICAT guideline revisions. The SLF Inc. LICAT ratios in both periods are well above OSFI’s regulatory minimum ratio of 90%.

Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. As at March 31, 2019, Sun Life Assurance’s LICAT ratio was 132%, compared to 131% as at December 31, 2018. The change was primarily due to the favourable contribution of reported net income and market movements, partially offset by dividends and the unfavourable impact from OSFI’s LICAT guideline revisions. The Sun Life Assurance LICAT ratios in both periods are well above OSFI’s supervisory ratio of 100% and regulatory minimum ratio of 90%.

Our total capital consists of subordinated debt and other capital instruments, participating policyholders’ equity and total shareholders’ equity, which includes common shareholders’ equity and preferred shareholders’ equity. As at March 31, 2019, our total capital was $28.5 billion, compared to $28.3 billion as at December 31, 2018. The increase in total capital was primarily the result of total net income of $714 million and unrealized gains on available-for-sale (“AFS”) assets of $251 million, partially

10	Sun Life Financial Inc.	First Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

offset by the payment of $299 million of dividends on common shares, foreign currency translation loss of $280 million included in other comprehensive income (loss) and common shares purchased under SLF Inc.’s normal course issuer bid of $200 million detailed below.

SLF Inc. and its wholly-owned holding companies had $2,564 million in cash and other liquid assets as at March 31, 2019 ($2,523 million as at December 31, 2018). The increase in cash and other liquid assets in the first quarter of 2019 was primarily attributable to the dividends from the operating companies including Sun Life Assurance, which were partially offset by the payment of $299 million of dividends on common shares, and the repurchase of $200 million of common shares. Other liquid assets as noted above include cash equivalents, short-term investments and publicly traded securities.

On March 14, 2019, SLF Inc. announced its intention to redeem all of the outstanding $250 million principal amount of Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures (“Series 2014-1 Debentures”) on May 13, 2019 in accordance with the redemption terms attached to such debentures. The redemption will be funded from existing cash and other liquid assets.

During the quarter, both Standard & Poor’s and Fitch upgraded the financial strength ratings of Sun Life Assurance to AA from AA-.

Normal Course Issuer Bid

On August 14, 2018, SLF Inc. renewed its normal course issuer bid. This normal course issuer bid remains in effect until the earlier of August 13, 2019 and the date on which SLF Inc. has purchased an aggregate of 14.0 million common shares under the bid. During the first quarter of 2019, SLF Inc. purchased approximately 4.0 million common shares at a total cost of $200 million. All of the common shares purchased under SLF Inc.’s normal course issuer bid were subsequently cancelled. As at March 31, 2019, the total aggregate shares cancelled and associated cost under SLF Inc.’s normal course issuer bid are 12.6 million and $625 million, respectively.

Subject to the approval of OSFI and the Toronto Stock Exchange, SLF Inc. intends to amend its existing normal course issuer bid to increase the number of common shares that it may purchase for cancellation from 14 million common shares to 18 million common shares.

F. Performance by Business Group

	Quarterly results
($ millions)	Q1’19	Q4’18	Q1’18

Reported net income (loss)

SLF Canada	237	96	249

SLF U.S.	124	118	96

SLF Asset Management	219	244	210

SLF Asia	80	125	133

Corporate	(37)	(3)	(19)

Total reported net income (loss)	623	580	669

Underlying net income (loss)(1)

SLF Canada	237	245	295

SLF U.S.	150	121	129

SLF Asset Management	227	227	231

SLF Asia	122	140	128

Corporate	(19)	(15)	(13)

Total underlying net income (loss)(1)	717	718	770

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Information describing the business groups and their respective business units is included in our 2018 annual MD&A. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2019	11

1. SLF Canada

	Quarterly results
($ millions)	Q1’19	Q4’18	Q1’18

Individual Insurance & Wealth	106	(27)	107

Group Benefits	74	59	69

Group Retirement Services	57	64	73

Reported net income (loss)	237	96	249

Market related impacts(1)	(1)	(134)	(44)

Assumption changes and management actions(1)	–	(14)	(7)

Other adjustments(2)	1	(1)	5
Underlying net income (loss)(3)	237	245	295

Reported ROE (%)(3)	13.5%	5.5%	15.1%

Underlying ROE (%)(3)	13.5%	14.1%	17.9%

Insurance sales(3)	362	219	296

Wealth sales(3)	2,825	4,883	3,825

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Mainly comprised of Certain hedges in SLF Canada that do not qualify for hedge accounting. For further information, see section M – Non-IFRS Financial Measures in this document.
(3)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Profitability

Quarterly Comparison – Q1 2019 vs. Q1 2018

SLF Canada’s reported net income was $237 million in the first quarter of 2019, compared to $249 million in the first quarter of 2018. Underlying net income in the first quarter of 2019 was $237 million, compared to $295 million in the first quarter of 2018.

Reported net income in the first quarter of 2019 compared to the first quarter of 2018 reflected improved market related impacts, primarily favourable net equity market impacts, partially offset by more unfavourable net interest rate impacts. Underlying net income was lower from the same period in 2018, due to interest on par seed capital of $75 million in the first quarter of 2018 and unfavourable credit experience, partially offset by strong business growth across all business units and investing activity gains.

Growth

Quarterly Comparison – Q1 2019 vs. Q1 2018

SLF Canada individual insurance sales increased by 6% in the first quarter of 2019 to $93 million. Sales in GB of $269 million increased 29% due to large case sales.

SLF Canada wealth sales of $2.8 billion in the first quarter of 2019 were down compared to $3.8 billion in the first quarter of 2018, primarily due to a decrease in GRS sales of 38% to $1.2 billion, due to a large case defined benefit sale in the first quarter of 2018, and lower defined contribution sales in 2019. Individual wealth sales of $1.6 billion decreased 13% reflecting a weaker RRSP season across the industry.

12	Sun Life Financial Inc.	First Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

2. SLF U.S.

	Quarterly results
(US$ millions)	Q1’19	Q4’18	Q1’18

Group Benefits	86	59	33

In-force Management	7	30	43

Reported net income (loss)	93	89	76

Market related impacts(1)	(11)	4	(20)

Assumption changes and management actions(1)	(2)	–	2

Acquisition, integration and restructuring(1)	(6)	(6)	(8)
Underlying net income (loss)(2)	112	91	102

Reported ROE (%)(2)	13.6%	13.1%	11.2%

Underlying ROE (%)(2)	16.3%	13.5%	15.1%

After-tax profit margin for Group Benefits (%)(2)	7.9%	6.7%	5.6%
Insurance sales(2)	120	639	108

(C$ millions)

Reported net income (loss)	124	118	96

Underlying net income (loss)(2)	150	121	129

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Profitability

Quarterly Comparison – Q1 2019 vs. Q1 2018

SLF U.S.’s reported net income was US$93 million ($124 million) in the first quarter of 2019, compared to reported net income of US$76 million ($96 million) in the first quarter of 2018. Underlying net income was US$112 million ($150 million), compared to US$102 million ($129 million) in the first quarter of 2018. The impact of foreign exchange increased reported net income and underlying net income by $6 million and $7 million, respectively.

Reported net income in the first quarter of 2019 compared to reported net income in the first quarter of 2018 reflected improved market related impacts primarily driven by the impact of changes in the fair value of investment properties. Underlying net income improved compared to the first quarter of 2018, primarily driven by favourable morbidity and mortality experience, and improvements in lapse and other policyholder behaviour experience. These variances were partially offset by interest on par seed capital of US$28 million ($35 million) in the first quarter of 2018, unfavourable credit experience and lower investing activity gains. The after-tax profit margin for Group Benefits was 7.9% as of the first quarter of 2019, reflecting favourable medical stop-loss experience related items, compared to 5.6% as of the first quarter of 2018.

Growth

Quarterly Comparison – Q1 2019 vs. Q1 2018

SLF U.S. Group Benefits sales of US$120 million in the first quarter of 2019 increased 11% compared to the first quarter of 2018 of US$108 million, driven by an increase in medical stop-loss sales reflecting our strong momentum and leadership position in the market.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2019	13

3. SLF Asset Management

	Quarterly results
SLF Asset Management (C$ millions)	Q1’19	Q4’18	Q1’18

Reported net income	219	244	210

Fair value adjustments on MFS’s share-based payment awards(1)	(8)	28	(21)

Acquisition, integration and restructuring(1)	–	(11)	–
Underlying net income(2)	227	227	231

Assets under management (C$ billions)(2)	698.4	649.7	681.7

Gross sales (C$ billions)(2)	31.3	29.4	32.3

Net sales (C$ billions)(2)	(6.5)	(8.5)	(5.1)

MFS (C$ millions)

Reported net income	215	249	201
Fair value adjustments on MFS’s share-based payment awards(1)	(8)	28	(21)
Underlying net income(2)	223	221	222

Assets under management (C$ billions)(2)	631.1	584.2	621.6

Gross sales (C$ billions)(2)	29.0	27.9	29.6

Net sales (C$ billions)(2)	(7.8)	(8.7)	(5.4)

MFS (US$ millions)

Reported net income	162	189	159
Fair value adjustments on MFS’s share-based payment awards(1)	(6)	22	(17)

Underlying net income(2)	168	167	176

Pre-tax net operating profit margin ratio(2)	38%	38%	38%

Average net assets (US$ billions)(2)	456.7	451.6	495.0

Assets under management (US$ billions)(2)(3)	472.9	428.4	482.2

Gross sales (US$ billions)(2)	21.8	21.1	23.4

Net sales (US$ billions)(2)	(5.9)	(6.6)	(4.3)

Asset appreciation (depreciation) (US$ billions)	50.4	(50.0)	(5.1)

S&P 500 Index (daily average)	2,720	2,689	2,733

MSCI EAFE Index (daily average)	1,833	1,809	2,072

SLIM (C$ millions)

Reported net income	4	(5)	9
Acquisition, integration and restructuring(1)	–	(11)	–
Underlying net income(2)	4	6	9

Assets under management (C$ billions)(2)	67.3	65.5	60.1

Gross sales (C$ billions)(2)	2.3	1.5	2.7

Net sales (C$ billions)(2)	1.3	0.2	0.3

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(3)

Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS’s U.S. GAAP assets and liabilities as at March 31, 2019.

Profitability

Quarterly Comparison – Q1 2019 vs. Q1 2018

SLF Asset Management’s reported net income was $219 million in the first quarter of 2019, compared to $210 million in the first quarter of 2018. SLF Asset Management had underlying net income of $227 million in the first quarter of 2019, compared to $231 million in the first quarter of 2018. The impact of foreign exchange increased both reported net income and underlying net income by $11 million.

14	Sun Life Financial Inc.	First Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

SLF Asset Management’s higher reported net income compared to the same quarter in 2018 reflected reduced Fair value adjustments on MFS’s share-based payment awards. Underlying net income was in line with the first quarter of 2018. The unfavourable impact of lower average net assets in MFS was largely offset by favourable investment income including returns on seed capital, and the impact of foreign exchange.

In U.S. dollars, MFS’s reported net income was US$162 million in the first quarter of 2019, compared to US$159 million in the first quarter of 2018, reflecting reduced fair value adjustments on share-based payment awards. MFS’s underlying net income was US$168 million in the first quarter of 2019, compared to US$176 million in the first quarter of 2018. Underlying net income compared to the first quarter of 2018 reflected lower average net assets, partially offset by favourable results in investment income including returns on seed capital. The pre-tax net operating profit margin ratio for MFS was 38%, consistent with the first quarter of 2018.

Growth

SLF Asset Management’s AUM was $698.4 billion as at March 31, 2019, compared to $649.7 billion as at December 31, 2018. The increase in AUM was primarily due to asset appreciation, partially offset by the impact of foreign exchange and net outflows. MFS’s AUM was US$472.9 billion ($631.1 billion) as at March 31, 2019, compared to US$428.4 billion ($584.2 billion) as at December 31, 2018. The increase of US$44.5 billion was primarily driven by asset appreciation of US$50.4 billion and gross sales of US$21.8 billion, partially offset by redemptions of US$27.7 billion. MFS reported record U.S. retail sales in the first quarter of 2019, resulting in positive net flows of US$0.7 billion for mutual funds.

In the first quarter of 2019, 94%, 85% and 82% of MFS’s retail fund assets ranked in the top half of their Lipper categories based on ten-, five-, and three-year performance, respectively.

SLIM’s AUM was $67.3 billion as at March 31, 2019, compared to $65.5 billion as at December 31, 2018. Net inflows in the first quarter of 2019 of $1.3 billion exceeded net inflows in the first quarter of 2018 by $1.0 billion.

4. SLF Asia

	Quarterly results
($ millions)	Q1’19	Q4’18	Q1’18

Insurance and Wealth	101	101	105
International	(21)	24	28

Reported net income (loss)	80	125	133

Market related impacts(1)	(42)	(22)	4

Assumption changes and management actions(1)	–	9	1
Acquisition, integration and restructuring(1)	–	(2)	–
Underlying net income (loss)(2)	122	140	128

Reported ROE (%)(2)	6.0%	9.9%	11.2%
Underlying ROE (%)(2)	9.1%	10.9%	10.7%

Insurance sales(2)	258	251	233
Wealth sales(2)	1,881	1,935	3,736

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Profitability

Quarterly Comparison – Q1 2019 vs. Q1 2018

SLF Asia’s reported net income was $80 million in the first quarter of 2019, compared to reported net income of $133 million in the first quarter of 2018. Underlying net income was $122 million, compared to $128 million in the first quarter of 2018. The impact of foreign exchange increased reported net income and underlying net income by $3 million and $4 million, respectively.

Reported net income in the first quarter of 2019 compared to the first quarter of 2018 reflected unfavourable market related impacts, primarily net interest rate impacts. Underlying net income reflected unfavourable credit and mortality experience, partially offset by investing activity gains and favourable joint venture experience.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2019	15

Growth

Quarterly Comparison - Q1 2019 vs. Q1 2018

SLF Asia insurance sales were $258 million in the first quarter of 2019, compared to $233 million in the first quarter of 2018. Total individual insurance sales increased 13%, driven by double-digit growth in six of seven Insurance and Wealth markets. SLF International experienced lower sales due to the competitive environment and market shifts. On a constant currency basis, insurance sales increased 10%.

SLF Asia wealth sales were $1.9 billion in the first quarter of 2019, compared to $3.7 billion in the first quarter of 2018. The decrease mainly reflects lower mutual fund sales in India due to market volatility and in the Philippines due to elevated money market sales in the first quarter of 2018. Our Hong Kong pension business experienced comparable sales to the first quarter of 2018.

5. Corporate

	Quarterly results
($ millions)	Q1’19	Q4’18	Q1’18

SLF U.K.	29	31	48

Corporate Support	(66)	(34)	(67)

Reported net income (loss)	(37)	(3)	(19)

Market related impacts(1)	(9)	(2)	(3)

Assumption changes and management actions(1)	(9)	18	–

Acquisition, integration and restructuring(1)	–	(4)	(3)
Underlying net income (loss)(2)	(19)	(15)	(13)

(1)	See section M – Non-IFRS Financial Measures in this document for a breakdown of the components.
(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Profitability

Quarterly Comparison – Q1 2019 vs. Q1 2018

Reported net loss in Corporate was $37 million in the first quarter of 2019, compared to reported net loss of $19 million in the first quarter of 2018. Underlying net loss was $19 million, compared to underlying net loss of $13 million in the first quarter of 2018. The change in reported net loss was largely due to ACMA and lower investment activity gains in SLF U.K.

SLF U.K.’s reported net income in the first quarter of 2019 decreased compared to the first quarter of 2018 and was impacted by ACMA and lower investment activity gains.

Corporate Support had a reported net loss of $66 million in the first quarter of 2019, in line with the reported net loss of $67 million in the first quarter of 2018.

16	Sun Life Financial Inc.	First Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

G. Investments

We had total general fund invested assets of $154.3 billion as at March 31, 2019, compared to $151.7 billion as at December 31, 2018. The increase in general fund invested assets was primarily due to changes in net fair value growth, partially offset by the currency impact of the strengthening Canadian dollar and operational activity. Our general fund invested assets are well diversified across investment types, geographies and sectors with the majority of our portfolio invested in fixed income high-quality assets.

The following table sets out the composition of our general fund invested assets.(1)

	March 31, 2019		December 31, 2018
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value

Cash, cash equivalents and short-term securities	8,370	5%	9,506	6%

Debt securities	76,715	50%	74,443	49%

Equity securities	4,918	3%	4,634	3%

Mortgages and loans	47,565	31%	46,822	31%

Derivative assets	1,430	1%	1,112	1%

Other invested assets	5,057	3%	4,830	3%

Policy loans	3,215	2%	3,222	2%

Investment properties	6,999	5%	7,157	5%
Total invested assets	154,269	100%	151,726	100%

(1)

The values and ratios presented are based on the carrying value of the respective asset categories. Generally, the carrying values for fair value through profit or loss (“FVTPL”) and AFS invested assets are equal to their fair values; however our mortgages and loans are generally carried at amortized cost. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

1. Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that it remains well diversified and duration-matched to insurance contract liabilities. With the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets on our Interim Consolidated Financial Statements as at March 31, 2019.

The carrying value of FVTPL and AFS debt securities by geographic location is presented in the following table.

	March 31, 2019				December 31, 2018
($ millions)	FVTPL debt securities	AFS debt securities	Total	% of Total	FVTPL debt securities	AFS debt securities	Total	% of Total

Debt securities

Canada	26,557	4,513	31,070	40%	25,091	4,217	29,308	38%

United States	21,294	6,161	27,455	36%	21,329	5,917	27,246	37%

Europe	8,960	1,375	10,335	13%	8,840	1,278	10,118	14%

Asia	3,744	518	4,262	6%	3,673	445	4,118	6%

Other	2,394	1,199	3,593	5%	2,469	1,184	3,653	5%
Total debt securities	62,949	13,766	76,715	100%	61,402	13,041	74,443	100%

Our debt securities with a credit rating of “A” or higher represented 73% of the total debt securities as at March 31, 2019, compared to 72% as at December 31, 2018. Debt securities with a credit rating of “BBB” or higher represented 99% of total debt securities as at March 31, 2019, consistent with December 31, 2018.

Our gross unrealized losses as at March 31, 2019 for FVTPL and AFS debt securities were $0.4 billion and $0.1 billion, respectively, compared with $1.4 billion and $0.2 billion, respectively, as at December 31, 2018. The decrease in gross unrealized losses was largely due to the impact from declining interest rates and the narrowing of credit spreads.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2019	17

2. Mortgages and Loans

Mortgages and loans disclosures in this section are presented at their carrying value on our Interim Consolidated Financial Statements. Our mortgage portfolio consisted almost entirely of first mortgages and our loan portfolio consisted of private placement loans.

The carrying value of mortgages and loans by geographic location is presented in the following table.(1)

Mortgages and Loans by Geography

	March 31, 2019			December 31, 2018
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total

Canada	9,016	13,189	22,205	8,557	13,238	21,795

United States	7,583	11,669	19,252	7,876	11,458	19,334

Europe	–	4,000	4,000	–	3,628	3,628

Asia	–	317	317	–	332	332

Other	–	1,791	1,791	–	1,733	1,733
Total	16,599	30,966	47,565	16,433	30,389	46,822
% of Total Invested Assets	11%	20%	31%	11%	20%	31%

(1)	The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor’s parent.

As at March 31, 2019, we held $16.6 billion of mortgages, compared to $16.4 billion as at December 31, 2018. Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, industrial and land properties. As at March 31, 2019, 34% of our commercial mortgage portfolio consisted of multi-family residential mortgages; there are no single family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 55% as at March 31, 2019, consistent with December 31, 2018. While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation (“CMHC”). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.76 times. Of the $3.8 billion of multi-family residential mortgages in the Canadian commercial mortgage portfolio, 93% were insured by the CMHC.

As at March 31, 2019, we held $31.0 billion of loans, compared to $30.4 billion as at December 31, 2018. Private placement loans provide diversification by type of loan, industry segment and borrower credit quality. The private placement loan portfolio consists of senior secured and unsecured loans to large- and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

18	Sun Life Financial Inc.	First Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

Mortgages and Loans Past Due or Impaired

The gross carrying value and allowance for mortgages and loans past due or impaired are presented in the following table.

	March 31, 2019
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	16,594	30,929	47,523	–		–	–

Past due:

Past due less than 90 days	–	–	–	–		–	–

Past due 90 days or more	–	–	–	–		–	–

Impaired	30	90	120	25	(1)	53	78
Total	16,624	31,019	47,643	25		53	78

	December 31, 2018
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	16,427	30,332	46,759	–		–	–

Past due:

Past due less than 90 days	–	14	14	–		–	–

Past due 90 days or more	–	–	–	–		–	–

Impaired	31	93	124	25	(1)	50	75
Total	16,458	30,439	46,897	25		50	75

(1)	Includes $20 million of sectoral provisions as at March 31, 2019, and $21 million of sectoral provisions as at December 31, 2018.

Our impaired mortgages and loans, net of allowance for losses, were $42 million as at March 31, 2019, compared to $49 million as at December 31, 2018.

3. Derivative Financial Instruments

The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are generally not exchanged.

($ millions)	March 31, 2019	December 31, 2018

Net fair value asset (liability)	(332)	(1,183)

Total notional amount	59,678	59,198

Credit equivalent amount(1)	622	542

Risk-weighted credit equivalent amount(1)	15	15

(1)	Amounts presented are net of collateral received.

The net fair value of derivatives was a liability of $332 million as at March 31, 2019, compared to a liability of $1,183 million as at December 31, 2018. The increase in net fair value was primarily due to the impact of the strengthening of the Canadian dollar against the U.S. dollar on foreign exchange contracts, as well as the impact of downward shifts in yield curves.

4. Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at March 31, 2019 was $2,537 million compared to $2,389 million as at December 31, 2018. The increase of $148 million was primarily due to yield curve movement and changes in credit ratings.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2019	19

H. Risk Management

The shaded text and tables in this section H represent our disclosure on market risks in accordance with IFRS 7 Financial Instruments – Disclosures and is an integral part of our unaudited Interim Consolidated Financial Statements for the quarter ended March 31, 2019. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety.

The Company has established a Risk Management Framework to assist in identifying, measuring, managing, monitoring and reporting risks. The Risk Management Framework covers all risks and these have been grouped into six major categories: credit, market, insurance, business and strategic, operational and liquidity risks.

Through our enterprise risk management processes, we oversee the various risk factors identified in the Risk Management Framework and provide reports to senior management and to the Board Committees at least quarterly. Our enterprise risk management processes and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products and includes Run-off reinsurance in our Corporate business segment.

1. Market Risk Sensitivities

Our net income(1) is affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Consolidated Financial Statements. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases with declining interest rates and decreases with rising interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through other comprehensive income (“OCI”) and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $23 million (pre-tax) in net gains on the sale of AFS assets during the first quarter of 2019 ($36 million pre-tax in the first quarter of 2018). The net unrealized gains or OCI position on AFS fixed income and equity assets were $122 million and $73 million, respectively, after-tax as at March 31, 2019 ($(98) million and $43 million, respectively, after-tax as at December 31, 2018).

(1)	Net income refers to common shareholders’ net income in section H – Risk Management in this document.

20	Sun Life Financial Inc.	First Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

Equity Market Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI, and Sun Life Assurance’s LICAT ratio to certain instantaneous changes in equity market prices as at March 31, 2019 and December 31, 2018.

As at March 31, 2019 ($ millions, unless otherwise noted)
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase

Potential impact on net income(2)(3)	$ (300)	$ (100)	$ 100	$ 250

Potential impact on OCI(3)	$ (100)	$ (50)	$ 50	$ 100

Potential impact on LICAT(2)(4)	2.0 point decrease	0.5 point decrease	0.5 point increase	1.0 point increase

As at December 31, 2018 ($ millions, unless otherwise noted)
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase

Potential impact on net income(2)(3)	$ (300)	$ (100)	$ 100	$ 250

Potential impact on OCI(3)	$ (100)	$ (50)	$ 50	$ 100

Potential impact on LICAT(2)(4)	2.0 point decrease	1.0 point decrease	0.5 point increase	1.0 point increase

(1)

Represents the respective change across all equity markets as at March 31, 2019 and December 31, 2018. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(2)

The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at March 31, 2019 and December 31, 2018, and include new business added and product changes implemented prior to such dates.

(3)

Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4)	The LICAT sensitivities illustrate the impact on Sun Life Assurance as at March 31, 2019 and December 31, 2018. LICAT ratios are rounded to the nearest 0.5%.

Interest Rate Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of our net income and OCI, and Sun Life Assurance’s LICAT ratio to certain instantaneous changes in interest rates as at March 31, 2019 and December 31, 2018.

Sun Life Assurance’s LICAT ratio decreases with rising interest rates and increases with declining interest rates, which is opposite to our net income sensitivity. Increases to interest rates will reduce the value of our assets and margins in our actuarial liabilities, resulting in a lower LICAT ratio. The sensitivity of Sun Life Assurance’s LICAT ratio to changes in interest rates fluctuates with changes in lapse behavior for certain products as assumed in our insurance contract liabilities, which vary with the level of short- and long-term interest rates.

($ millions, unless otherwise noted)	As at March 31, 2019		As at December 31, 2018
Change in Interest Rates(1)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase

Potential impact on net income(2)(3)(4)	$ (100)	$ 100	$ (100)	$ 50

Potential impact on OCI(3)	$ 250	$ (250)	$ 250	$ (250)
Potential impact on LICAT(2)(5)	4.0 point increase	2.0 point decrease	2.5 point increase	1.5 point decrease

(1)

Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at March 31, 2019 and December 31, 2018 with no change to the Actuarial Standards Board (“ASB”) promulgated Ultimate Reinvestment Rate (“URR”). Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).

(2)

The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at March 31, 2019 and December 31, 2018, and include new business added and product changes implemented prior to such dates.

(3)

Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4)

The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

(5)	The LICAT sensitivities illustrate the impact on Sun Life Assurance as at March 31, 2019 and December 31, 2018. LICAT ratios are rounded to the nearest 0.5%.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2019	21

Interest rate sensitivities do not include any impact from changes to the ASB promulgated URR. In 2014, the ASB made changes to the Canadian actuarial standards of practice with respect to economic reinvestment assumptions used in the valuation of insurance contract liabilities. The changes relate to assumed future interest rates, credit spreads and the use of non-fixed income assets supporting fixed obligations. When the ASB promulgated these changes, the intention was to review these assumptions every five years, or sooner if circumstances warrant. The last update to the URR was a 10 basis point reduction in 2017. Given the continuing low interest rates, the ASB has issued an exposure draft on assumptions that includes a reduction in the URR of 15 basis points. The final standard is expected to be released in the third quarter, and will be effective this year. Based on current assumptions, as at March 31, 2019, our estimated sensitivity to a 15 basis point decrease in the URR would have been a decrease in reported net income of approximately $100 million after tax. The actual impact could differ from the Company’s estimate. The statements concerning expected URR changes are forward-looking.

2. Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

($ millions, unless otherwise noted)	Credit Spread Sensitivities(1)		Swap Spread Sensitivities
Net income sensitivity(2)	50 basis point decrease	50 basis point increase	20 basis point decrease	20 basis point increase
March 31, 2019	$(100)	$75	$25	$(25)
December 31, 2018	$(75)	$75	$25	$(25)

(1)	In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.
(2)	Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

3. General Account Insurance and Annuity Products

Most of our expected sensitivity to changes in interest rates and about two-thirds of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

22	Sun Life Financial Inc.	First Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income assets, interest rate swaps, and swaptions.

4. Segregated Fund Guarantees

Approximately one-third of our equity market sensitivity and a small amount of interest rate risk sensitivity as at March 31, 2019 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided for our segregated fund products.

As at March 31, 2019
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)

SLF Canada	11,834	438	10,684	558

SLF Asia	2,765	291	2,920	110

Run-off reinsurance(4)	2,274	243	1,170	243

Total	16,873	972	14,774	911

As at December 31, 2018
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)

SLF Canada	11,202	792	10,742	552

SLF Asia	2,798	444	3,165	147

Run-off reinsurance(4)	2,215	277	1,219	255

Total	16,215	1,513	15,126	954

(1)

The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal, or annuitization if fund values remain below guaranteed values.

(2)

For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)

The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.

(4)

The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2018 to March 31, 2019 primarily resulted from the following factors:

(i)	the total fund values increased due to an increase in equity markets, which was partially offset by net redemptions from products closed to new business;
(ii)	the total Amount at Risk decreased due to an increase in equity markets and net redemptions from products closed to new business;
(iii)	the total value of guarantees decreased due to net redemptions from products closed to new business and the weakening of the U.S. dollar against the Canadian dollar; and
(iv)	the total insurance contract liabilities decreased due to an increase in equity markets and net redemptions from products closed to new business, which was partially offset by a decrease in interest rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2019	23

5. Segregated Fund Hedging

Our hedging programs use derivative instruments to mitigate the interest and equity related exposure of our segregated fund contracts. As at March 31, 2019, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at March 31, 2019 and December 31, 2018.

Impact of Segregated Fund Hedging

March 31, 2019
($ millions)	Changes in interest rates(1)	Changes in equity markets(2)

Net income sensitivity(3)(4)	50 basis point decrease	10% decrease	25% decrease

Before hedging	(200)	(150)	(450)

Hedging impact	200	100	350

Net of hedging	–	(50)	(100)

December 31, 2018
($ millions)	Changes in interest rates(1)	Changes in equity markets(2)

Net income sensitivity(3)(4)	50 basis point decrease	10% decrease	25% decrease

Before hedging	(150)	(150)	(450)

Hedging impact	150	100	350

Net of hedging	–	(50)	(100)

(1)

Represents a parallel shift in assumed interest rates across the entire yield curve as at March 31, 2019 and December 31, 2018, with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).

(2)

Represents the change across all equity markets as at March 31, 2019 and December 31, 2018. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(3)	Net income sensitivities have been rounded to the nearest $50 million.
(4)

Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in net income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

6. Real Estate Risk

Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in real estate values. An instantaneous 10% decrease in the value of our direct real estate investments as at March 31, 2019 would decrease net income(1) by approximately $275 million ($275 million decrease as at December 31, 2018). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at March 31, 2019 would increase net income by approximately $275 million ($275 million increase as at December 31, 2018).

(1)	Net income sensitivities have been rounded to the nearest $25 million.

24	Sun Life Financial Inc.	First Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

7. Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2018 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see section M – Non-IFRS Financial Measures in this document. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and LICAT ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income and OCI, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at March 31, 2019 and December 31, 2018, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the March 31 and December 31 calculation dates. The actual impact of hedging activity can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at March 31, 2019 and December 31, 2018, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions (including changes to the ASB promulgated URR) after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), volatility risk, derivative counterparty credit risk, and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties, and transacting through over-the-counter contracts, cleared through central clearing houses, exchange-traded contracts or bilateral over-the-counter contracts negotiated directly between counterparties that include credit support annexes), residual risk, potential reported earnings and capital volatility remain.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in section M – Accounting and Control Matters – 1 – Critical Accounting Policies and Estimates in our 2018 annual MD&A. Additional information on market risk can be found in Note 6 of our 2018 Annual Consolidated Financial Statements and the Risk Factors section in the AIF.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2019	25

I. Additional Financial Disclosure

1. Revenue

	Quarterly results
($ millions)	Q1’19	Q4’18	Q1’18

Premiums

Gross	4,942	5,935	5,217
Ceded	(572)	(622)	(572)

Net premiums	4,370	5,313	4,645

Net investment income

Interest and other investment income	1,398	1,475	1,354

Fair value(1) and foreign currency changes on assets and liabilities	4,154	(116)	(1,548)

Net gains (losses) on available-for-sale assets	23	25	36
Fee income	1,447	1,483	1,506
Total revenue	11,392	8,180	5,993
Adjusted revenue(2)	7,223	8,306	7,707

(1)	Represents the change in FVTPL assets and liabilities.
(2)

Adjusted revenue is a non-IFRS financial measure that excludes from revenue the impact of Constant Currency Adjustment, FV Adjustment and Reinsurance in SLF Canada’s GB Operations Adjustment as described in section M – Non-IFRS Financial Measures in this document.

Revenue in the first quarter of 2019 was $11.4 billion, up $5.4 billion compared to the first quarter of 2018. The increase was mainly attributable to increases in the fair value of FVTPL assets largely due to lower interest rate yields, partially offset by lower net premium revenue. The impact of foreign exchange increased revenue by $213 million.

Adjusted revenue of $7.2 billion in the first quarter of 2019, decreased $0.5 billion compared to the first quarter of 2018. The decrease was primarily due to lower net premium revenue in SLF Canada, and lower fee income from SLF Asset Management.

2. Changes in the Statements of Financial Position and in Shareholders’ Equity

Total general fund assets were $172.3 billion as at March 31, 2019, compared to $168.8 billion as at December 31, 2018, primarily a result of a $4.2 billion increase from the change in value of FVTPL assets and liabilities and an increase of $1.0 billion from business activities, partially offset by a decrease of $1.6 billion from the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2018.

Insurance contract liabilities (excluding other policy liabilities and assets) of $118.6 billion as at March 31, 2019 increased by $3.7 billion compared to December 31, 2018, mainly due to changes in balances on in-force policies (which include fair value changes on FVTPL assets supporting insurance contract liabilities) and balances arising from new policies partially offset by the impact of foreign exchange.

Shareholders’ equity, including preferred share capital, was $23.8 billion as at March 31, 2019, compared to $23.7 billion as at December 31, 2018. The increase in shareholders’ equity was primarily due to:

(i)	shareholders’ net income of $647 million in 2019, before preferred share dividends of $24 million;
(i)	net unrealized gains on AFS assets in OCI of $251 million;
(ii)	an increase of $28 million from OCI of joint ventures and associates; and
(iii)	$8 million from stock options exercised and $3 million from stock-based compensation; partially offset by
(iv)	common share dividend payments of $299 million;
(v)	a decrease of $280 million from the impacts of foreign exchange;
(vi)	$200 million from the repurchase and cancellation of common shares;
(vii)	$43 million from the remeasurement of defined benefit plans; and
(viii)	$22 million as a result of the adoption of IFRS 16.

As at April 26, 2019, SLF Inc. had 593,523,395 common shares, 3,554,832 options to acquire SLF Inc. common shares, and 92,200,000 Class A Shares outstanding.

26	Sun Life Financial Inc.	First Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

3. Cash Flows

	Quarterly results
($ millions)	Q1’19	Q1’18

Net cash and cash equivalents, beginning of period	7,194	5,956

Cash flows provided by (used in):

Operating activities	(1,227)	430

Investing activities	(37)	(22)

Financing activities	(601)	(956)
Changes due to fluctuations in exchange rates	(77)	76
Increase (decrease) in cash and cash equivalents	(1,942)	(472)

Net cash and cash equivalents, end of period	5,252	5,484
Short-term securities, end of period	2,944	2,293
Net cash, cash equivalents and short-term securities, end of period	8,196	7,777

The operating activities of the Company generate cash flows which include net premium revenue, net investment income, fee income, and the sale and maturity of investments. They are the principal source of funds to pay for policyholder claims and benefits, commissions, operating expenses, and the purchase of investments. Cash flows used in investing activities primarily include transactions related to associates, joint ventures and acquisitions. Cash flows provided by and used in financing activities largely reflect capital transactions including payments of dividends, the issuance and repurchase of shares, as well as the issuance and retirement of debt instruments and preferred shares.

The lower cash flows used in financing activities in the first quarter of 2019 compared to the same period last year were largely due to senior debenture redemption in the first quarter of 2018, partially offset by the repurchase and cancellation of SLF Inc. common shares.

4. Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

	Quarterly results
($ millions, unless otherwise noted)	Q1’19	Q4’18	Q3’18	Q2’18	Q1’18	Q4’17	Q3’17	Q2’17

Total revenue	11,392	8,180	5,998	6,826	5,993	8,648	5,555	8,122

Common shareholders’ net income (loss)

Reported	623	580	567	706	669	207	817	574

Underlying(1)	717	718	730	729	770	641	643	689

Diluted EPS ($)

Reported	1.04	0.96	0.93	1.16	1.09	0.34	1.32	0.93

Underlying(1)	1.20	1.19	1.20	1.20	1.26	1.05	1.05	1.12

Basic reported EPS ($)

Reported	1.04	0.96	0.94	1.16	1.10	0.34	1.33	0.93

Reported net income (loss) by segment

SLF Canada	237	96	335	262	249	172	340	185

SLF U.S.(2)	124	118	(267)	105	96	(63)	72	(178)

SLF Asset Management	219	244	241	214	210	114	185	183

SLF Asia(2)	80	125	164	133	133	121	216	356
Corporate	(37)	(3)	94	(8)	(19)	(137)	4	28
Total reported net income (loss)	623	580	567	706	669	207	817	574

Underlying net income (loss) by segment(1)

SLF Canada	237	245	251	245	295	232	222	266

SLF U.S.(2)	150	121	139	125	129	95	121	101

SLF Asset Management	227	227	251	216	231	226	204	199

SLF Asia(2)	122	140	110	145	128	111	130	123
Corporate	(19)	(15)	(21)	(2)	(13)	(23)	(34)	–
Total underlying net income (loss)(1)	717	718	730	729	770	641	643	689

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)	Effective January 1, 2018, we transferred our International business unit from SLF U.S. to SLF Asia, and balances in 2017 have been changed to conform with the current year presentation.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2019	27

Fourth Quarter 2018

Reported net income was $580 million in the fourth quarter of 2018, an increase compared to the same quarter in 2017, reflecting the $251 million charge in 2017 related to the enactment of the U.S. Tax Cuts and Jobs Act, positive impacts from other adjustments and ACMA, partially offset by market related impacts. Underlying net income in the fourth quarter of 2018 increased to $718 million compared to 2017, driven by the effect of the lower income tax rate in the U.S., favourable expense experience that resulted from ongoing expense management and lower incentive compensation costs, and other experience, partially offset by mortality and morbidity experience.

Third Quarter 2018

Reported net income was $567 million in the third quarter of 2018, reflecting a $269 million unfavourable change in ACMA compared to the same quarter in 2017. Underlying net income was $730 million, primarily driven by strong business growth, the lower income tax rate in the U.S. and higher investment income on surplus assets, partially offset by new business strain.

Second Quarter 2018

Reported net income was $706 million in the second quarter of 2018, reflecting an $82 million favourable change in market related impacts compared to the same quarter in 2017. Underlying net income was $729 million, primarily driven by strong business growth and favourable morbidity experience, partially offset by expenses, credit experience, and the impact of investment activity on insurance contract liabilities.

First Quarter 2018

Reported net income was $669 million in the first quarter of 2018, reflecting a $79 million unfavourable change in market related impacts compared to the same quarter in 2017. Underlying net income was $770 million, primarily driven by interest on par seed capital of $110 million, strong business growth, the lower income tax rate in the U.S., as well as the impact of investment activity on insurance contract liabilities, partially offset by weaker mortality and lapse experience.

Fourth Quarter 2017

Reported net income was $207 million in the fourth quarter of 2017, reflecting unfavourable impact of the U.S. tax reform, a restructuring charge, and the impact from interest rates compared to the fourth quarter of 2016. Underlying net income was $641 million, reflecting the growth in our wealth businesses and favourable morbidity and mortality experience.

Third Quarter 2017

Reported net income was $817 million in the third quarter of 2017, reflecting favourable market related activity primarily driven by interest rates and changes in the fair values of real estate, and favourable impact of ACMA, partially offset by the unfavourable impact of the movement of the Canadian dollar and other adjustments compared to the third quarter of 2016. Underlying net income was $643 million, reflecting favourable mortality experience, growth in fee income on our wealth businesses and new business gains, partially offset by a lower level of gains from investing activity.

Second Quarter 2017

Reported net income was $574 million in the second quarter of 2017, reflecting the unfavourable effect of market related impacts driven by interest rate changes, the unfavourable impact of acquisition, integration and restructuring amounts, fair value adjustments on MFS’s share-based payment awards, and certain hedges in SLF Canada that do not qualify for hedge accounting. Reported net income also reflected the factors discussed in underlying net income. Underlying net income was $689 million, reflecting business growth, gains from investing activity on insurance contract liabilities, positive credit experience and favourable morbidity and mortality experience, partially offset by unfavourable lapse and other policyholder experience, unfavourable expense experience, including investment in growing our businesses, and unfavourable other experience.

J. Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements, our annual MD&A, and the AIF, in each case, for the year ended December 31, and in our Interim Consolidated Financial Statements for the period ended March 31, 2019.

28	Sun Life Financial Inc.	First Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

K. Changes in Accounting Policies

We have adopted several amended IFRS standards in the current year. In addition, new IFRS standards were issued in the current year. We adopted IFRS 16 Leases, which replaces IAS 17 and related interpretations, on a modified retrospective basis as at January 1, 2019. The adoption of IFRS 16 reduced opening retained earnings by $22 million on an after-tax basis as at January 1, 2019.

For additional information, refer to Note 2 in our Interim Consolidated Financial Statements for the period ended March 31, 2019.

L. Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company’s internal control over financial reporting during the period, which began on January 1, 2019 and ended on March 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

M. Non-IFRS Financial Measures

1. Underlying Net Income and Underlying EPS

Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impact of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period:

(a)	market related impacts that differ from our best estimate assumptions, which include: (i) impact of returns in equity markets, net of hedging, for which our best estimate assumptions are approximately 2% per quarter. This also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impact of changes in interest rates in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impact of changes in the fair value of investment properties in the reporting period;
(b)	assumption changes and management actions, which include: (i) the impact of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts and (ii) the impact on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and
(c)	Other adjustments:

(i)	certain hedges in SLF Canada that do not qualify for hedge accounting – this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;
(ii)	fair value adjustments on MFS’s share-based payment awards that are settled with MFS’s own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased – this adjustment enhances the comparability of MFS’s results with publicly traded asset managers in the United States;
(iii)	acquisition, integration and restructuring costs (including impacts related to acquiring and integrating acquisitions); and
(iv)	other items that are unusual or exceptional in nature.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted below, underlying EPS excludes the dilutive impact of convertible instruments.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2019	29

The following table sets out the amounts that were excluded from our underlying net income (loss) and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results
($ millions, unless otherwise noted)	Q1’19	Q4’18	Q1’18

Reported net income	623	580	669

Equity market impact

Impact from equity market changes	68	(139)	(35)

Basis risk impact	(10)	(4)	(10)

Net equity market impact	58	(143)	(45)

Interest rate impact(1)

Impact of interest rate changes	(122)	(68)	(27)

Impact of credit spread movements	(27)	36	17

Impact of swap spread movements	16	(9)	(17)

Net interest rate impact	(133)	(41)	(27)

Impact of changes in the fair value of investment properties	6	31	4

Market related impacts	(69)	(153)	(68)

Assumption changes and management actions	(11)	13	(3)

Other adjustments:

Certain hedges in SLF Canada that do not qualify for hedge accounting	1	(1)	6

Fair value adjustments on MFS’s share-based payment awards	(8)	28	(21)

Acquisition, integration and restructuring	(7)	(25)	(15)

Total of other adjustments	(14)	2	(30)

Underlying net income (loss)	717	718	770

Reported EPS (diluted) ($)	1.04	0.96	1.09

Market related impacts ($)	(0.12)	(0.25)	(0.11)

Assumption changes and management actions ($)	(0.02)	0.02	(0.01)

Certain hedges in SLF Canada that do not qualify for hedge accounting ($)	–	–	0.01

Fair value adjustments on MFS’s share-based payment awards ($)	(0.01)	0.05	(0.03)

Acquisition, integration and restructuring ($)	(0.01)	(0.04)	(0.03)

Impact of convertible securities on diluted EPS ($)	–	(0.01)	–

Underlying EPS (diluted) ($)	1.20	1.19	1.26

(1)

Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.

2. Additional Non-IFRS Measures

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The quarterly ROE is annualized.

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments.

Dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period.

Sales. In SLF Canada, insurance sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In SLF U.S., insurance sales consist of sales by Group Benefits. In SLF Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Hong Kong, Indonesia, India, China, Malaysia, Vietnam and sales from our International business unit; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by

30	Sun Life Financial Inc.	First Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited’s equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. SLF Asset Management sales consist of gross sales (inflows) for retail and institutional Clients; unfunded commitments are not included in sales. Sales are also expressed on a constant currency basis, which is a measure of sales that provides greater comparability across reporting periods by excluding the impact of exchange rate fluctuations from the translation of functional currencies to the Canadian dollar.

Value of New Business. VNB represents the present value of our best estimate of future distributable earnings, net of the cost of capital, from new business contracts written in a particular time period, except new business in our SLF Asset Management pillar. The assumptions used in the calculations are generally consistent with those used in the valuation of our insurance contract liabilities except that discount rates used approximate theoretical return expectations of an equity investor. Capital required is based on the higher of Sun Life Assurance’s LICAT operating target and local (country specific) operating target capital. VNB is a useful metric to evaluate the present value created from new business contracts. There is no directly comparable IFRS measure.

Adjusted revenue. This measure is an alternative measure of revenue that provides greater comparability across reporting periods, by excluding the impact of: (i) exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons (“Constant Currency Adjustment”); (ii) Fair value and foreign currency changes on assets and liabilities (“FV Adjustment”); and (iii) reinsurance for the insured business in SLF Canada’s GB operations (“Reinsurance in SLF Canada’s GB Operations Adjustment”).

	Quarterly results
($ millions)	Q1’19	Q4’18	Q1’18

Revenue	11,392	8,180	5,993

Constant Currency Adjustment	158	131	–

FV Adjustment	4,154	(116)	(1,548)

Reinsurance in SLF Canada’s GB Operations Adjustment	(143)	(141)	(166)

Adjusted revenue	7,223	8,306	7,707

Adjusted premiums and deposits. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods by excluding the impact of: (i) the Constant Currency Adjustment and (ii) the Reinsurance in SLF Canada’s GB Operations Adjustment.

	Quarterly results
($ millions)	Q1’19	Q4’18	Q1’18

Premiums and deposits	42,781	41,513	46,116

Constant Currency Adjustment	1,605	1,300	–

Reinsurance in SLF Canada’s GB Operations Adjustment	(143)	(141)	(166)

Adjusted premiums and deposits	41,319	40,354	46,282

Pre-tax net operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impact of fair value adjustments on MFS’s share-based payment awards, investment income, and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

After-tax profit margin for SLF U.S. Group Benefits. This ratio assists in explaining our results from period to period and is a measure of profitability that expresses SLF U.S. Employee Benefits and Medical Stop-Loss underlying net income as a percentage of net premiums. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Impact of foreign exchange. Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and Total net income (loss), are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes.

Several IFRS financial measures are presented on a constant currency adjusted basis to exclude the impact of foreign exchange rate fluctuations. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Assumption changes and management actions. In this document the impact of ACMA on shareholders’ net income (after-tax) is included in reported net income and is excluded in calculating underlying net income, as described in section C – Profitability in this document.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2019	31

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, insurance sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

N. Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, (ii) relating to our growth initiatives and other business objectives, (iii) relating to the potential amendment of SLF Inc.’s normal course issuer bid, (iv) relating to the potential redemption of the Series 2014-1 Debentures, (v) relating to our expected tax range for future years, (vi) set out in this document under the heading H – Risk Management – 1. Market Risk Sensitivities – Equity Market Sensitivities and Interest Rate Sensitivities, (vii) that are predictive in nature or that depend upon or refer to future events or conditions, and (viii) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings, C – Profitability – 5 – Income taxes, E – Financial Strength and H – Risk Management and in SLF Inc.’s 2018 AIF under the heading Risk Factors and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: credit risks – related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; market risks – related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks – related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; business and strategic risks – related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; tax matters, including estimates and judgments used in calculating taxes; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures; operational risks – related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; and liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

32	Sun Life Financial Inc.	First Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the three months ended
(unaudited, in millions of Canadian dollars except for per share amounts)		March 31, 2019	March 31, 2018
Revenue

Premiums

Gross		$4,942	$5,217

Less: Ceded		572	572
Net premiums		4,370	4,645

Net investment income (loss):

Interest and other investment income		1,398	1,354

Fair value and foreign currency changes on assets and liabilities (Note 4)		4,154	(1,548)

Net gains (losses) on available-for-sale assets		23	36

Net investment income (loss)		5,575	(158)

Fee income (Note 8)		1,447	1,506
Total revenue		11,392	5,993

Benefits and expenses

Gross claims and benefits paid (Note 6)		4,120	4,002

Increase (decrease) in insurance contract liabilities (Note 6)		4,640	(554)

Decrease (increase) in reinsurance assets (Note 6)		(21)	15

Increase (decrease) in investment contract liabilities (Note 6)		24	(7)

Reinsurance expenses (recoveries) (Note 7)		(508)	(528)

Commissions		564	573

Net transfer to (from) segregated funds (Note 11)		(85)	(17)

Operating expenses		1,668	1,618

Premium taxes		100	92

Interest expense		88	75
Total benefits and expenses		10,590	5,269

Income (loss) before income taxes		802	724

Less: Income tax expense (benefit) (Note 9)		88	119

Total net income (loss)		714	605

Less: Net income (loss) attributable to participating policyholders (Note 10)		67	(88)

Shareholders’ net income (loss)		647	693

Less: Preferred shareholders’ dividends		24	24
Common shareholders’ net income (loss)		$623	$669

Average exchange rates during the reporting periods:	U.S. dollars	1.33	1.26

Earnings (loss) per share (Note 13)

Basic		$1.04	$1.10

Diluted		$1.04	$1.09

Dividends per common share		$0.500	$0.455

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2019	33

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2019	March 31, 2018
Total net income (loss)	$714	$605
Other comprehensive income (loss), net of taxes:

Items that may be reclassified subsequently to income:

Change in unrealized foreign currency translation gains (losses):

Unrealized gains (losses)	(280)	315

Change in unrealized gains (losses) on available-for-sale assets:

Unrealized gains (losses)	269	(162)

Reclassifications to net income (loss)	(18)	(28)

Change in unrealized gains (losses) on cash flow hedges:

Unrealized gains (losses)	14	3

Reclassifications to net income (loss)	(8)	(4)

Share of other comprehensive income (loss) in joint ventures and associates:

Unrealized gains (losses)	28	17
Total items that may be reclassified subsequently to income	5	141
Items that will not be reclassified subsequently to income:

Remeasurement of defined benefit plans	(43)	62
Total items that will not be reclassified subsequently to income	(43)	62
Total other comprehensive income (loss)	(38)	203
Total comprehensive income (loss)	676	808
Less: Participating policyholders’ comprehensive income (loss) (Note 10)	66	(86)
Shareholders’ comprehensive income (loss)	$610	$894

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2019	March 31, 2018
Income tax benefit (expense):

Items that may be reclassified subsequently to income:

Unrealized gains / losses on available-for-sale assets	$(62)	26

Reclassifications to net income for available-for-sale assets	4	8

Unrealized gains / losses on cash flow hedges	(5)	(1)

Reclassifications to net income for cash flow hedges	3	2
Total items that may be reclassified subsequently to income	(60)	35
Items that will not be reclassified subsequently to income:

Remeasurement of defined benefit plans	20	(16)
Total items that will not be reclassified subsequently to income	20	(16)
Total income tax benefit (expense) included in other comprehensive income (loss)	$(40)	$19

The attached notes form part of these Interim Consolidated Financial Statements.

34	Sun Life Financial Inc.	First Quarter 2019	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at
(unaudited, in millions of Canadian dollars)		March 31, 2019	December 31, 2018
Assets

Cash, cash equivalents and short-term securities (Note 4)		$8,370	$9,506

Debt securities (Note 4)		76,715	74,443

Equity securities (Note 4)		4,918	4,634

Mortgages and loans		47,565	46,822

Derivative assets		1,430	1,112

Other invested assets (Note 4)		5,057	4,830

Policy loans		3,215	3,222

Investment properties (Note 4)		6,999	7,157

Invested assets		154,269	151,726

Other assets		5,554	4,498

Reinsurance assets (Note 6)		4,135	4,141

Deferred tax assets		1,278	1,209

Intangible assets		1,754	1,779

Goodwill		5,358	5,412

Total general fund assets		172,348	168,765

Investments for account of segregated fund holders (Note 11)		110,011	103,062

Total assets		$282,359	$271,827
Liabilities and equity
Liabilities

Insurance contract liabilities (Note 6)		$125,491	$121,923

Investment contract liabilities (Note 6)		3,136	3,164

Derivative liabilities		1,762	2,295

Deferred tax liabilities		328	322

Other liabilities		12,580	12,153

Senior debentures		1,299	1,299

Subordinated debt		3,040	3,039

Total general fund liabilities		147,636	144,195

Insurance contracts for account of segregated fund holders (Note 11)		103,265	96,663

Investment contracts for account of segregated fund holders (Note 11)		6,746	6,399

Total liabilities		$257,647	$247,257
Equity

Issued share capital and contributed surplus		$10,706	$10,749

Shareholders’ retained earnings and accumulated other comprehensive income		13,076	12,957

Total shareholders’ equity		23,782	23,706

Participating policyholders’ equity		930	864
Total equity		$24,712	$24,570

Total liabilities and equity		$282,359	$271,827

Exchange rates at the end of the reporting periods:	U.S. dollars	1.33	1.36

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on May 8, 2019.

Dean A. Connor	Sara Grootwassink Lewis

President and Chief Executive Officer	Director

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2019	35

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2019	March 31, 2018
Shareholders:
Preferred shares

Balance, beginning and end of period	$2,257	$2,257
Common shares (Note 10)

Balance, beginning of period	8,419	8,582

Stock options exercised	10	11
Common shares purchased for cancellation	(54)	(44)
Balance, end of period	8,375	8,549
Contributed surplus

Balance, beginning of period	73	72

Share-based payments	3	2

Stock options exercised	(2)	(2)
Balance, end of period	74	72
Retained earnings

Balance, beginning of period, as previously reported	11,267	10,305

Adjustment for change in accounting policy (Note 2)	(22)	(44)

Balance, beginning of period, after change in accounting policy	11,245	10,261

Net income (loss)	647	693

Dividends on common shares	(299)	(277)

Dividends on preferred shares	(24)	(24)

Common shares purchased for cancellation (Note 10)	(146)	(122)

Transfer from participating policyholders’ equity (Note 10)	–	89
Balance, end of period	11,423	10,620
Accumulated other comprehensive income (loss), net of taxes (Note 14)

Balance, beginning of period	1,690	1,105

Total other comprehensive income (loss) for the period	(37)	201
Balance, end of period	1,653	1,306
Total shareholders’ equity, end of period	$23,782	$22,804
Participating policyholders:

Balance, beginning of period	$864	$650

Net income (loss) (Note 10)	67	(88)

Total other comprehensive income (loss) for the period (Note 14)	(1)	2

Transfer to retained earnings (Note 10)	–	(89)
Total participating policyholders’ equity, end of period	$930	$475
Total equity	$24,712	$23,279

The attached notes form part of these Interim Consolidated Financial Statements.

36	Sun Life Financial Inc.	First Quarter 2019	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2019	March 31, 2018
Cash flows provided by (used in) operating activities

Income (loss) before income taxes	$802	$724

Adjustments:

Interest expense related to financing activities	66	60

Increase (decrease) in insurance and investment contract liabilities	4,664	(561)

Decrease (increase) in reinsurance assets	(21)	15

Realized and unrealized (gains) losses and foreign currency changes on invested assets	(4,177)	1,512

Sales, maturities and repayments of invested assets	16,408	16,381

Purchases of invested assets	(17,790)	(16,152)

Income taxes received (paid)	(230)	29

Mortgage securitization (Note 4)	96	–

Other operating activities	(1,045)	(1,578)
Net cash provided by (used in) operating activities	(1,227)	430
Cash flows provided by (used in) investing activities

Net (purchase) sale of property and equipment	(31)	23

Investment in and transactions with joint ventures and associates	14	(2)

Dividends received from joint ventures and associates	14	6

Other investing activities	(34)	(49)
Net cash provided by (used in) investing activities	(37)	(22)
Cash flows provided by (used in) financing activities

Increase in (repayment of) borrowed funds	3	(21)

Redemption of senior debentures and subordinated debt (Note 10)	–	(400)

Issuance of common shares on exercise of stock options	8	9

Common shares purchased for cancellation (Note 10)	(200)	(166)

Dividends paid on common and preferred shares	(319)	(296)

Payment of lease liabilities	(29)	–

Interest expense paid	(64)	(82)
Net cash provided by (used in) financing activities	(601)	(956)
Changes due to fluctuations in exchange rates	(77)	76

Increase (decrease) in cash and cash equivalents	(1,942)	(472)

Net cash and cash equivalents, beginning of period	7,194	5,956

Net cash and cash equivalents, end of period	5,252	5,484

Short-term securities, end of period	2,944	2,293
Net cash, cash equivalents and short-term securities, end of period (Note 4)	$8,196	$7,777

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2019	37

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated. All amounts stated in U.S. dollars are in millions.)

1. Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2018 Annual Consolidated Financial Statements, except as disclosed in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2018 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the IASB (“IFRS”).

2. Changes in Accounting Policies

New and Amended International Financial Reporting Standards Adopted in 2019

2.A IFRS 16 Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16, which replaces IAS 17 Leases (“IAS 17”) and related interpretations. IFRS 16 sets out the principles for the recognition, measurement, presentation, and disclosure of leases for both lessees and lessors. For lessees, IFRS 16 removes the classification of leases as either operating or financing and requires that all leases be recognized on the statement of financial position, with certain exemptions allowed by this new standard. The accounting for lessors is substantially unchanged. We adopted IFRS 16 on a modified retrospective basis as at January 1, 2019 and recognized transition adjustments in retained earnings. Our accounting policies under IFRS 16 are as follows:

We assess whether a contract is, or contains, a lease at the inception of the contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. For leases where we act as the lessee, we recognize a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability with certain adjustments, and subsequently depreciated using the straight-line method, with depreciation expense included in Operating expense in the Consolidated Statements of Operations. The lease liability is initially measured at the present value of lease payments over the term of the lease using a discount rate that is based on our incremental borrowing rate. The discount rate is specific to each lease and is determined by various factors, such as the lease term and currency. The lease term includes the non-cancellable period and the optional period where it is reasonably certain we will exercise or not exercise an extension or termination option, considering various factors that create an economic incentive to do so. Subsequently, the lease liability is measured at amortized cost using the effective interest method, with interest charged to Interest expense in the Consolidated Statements of Operations. Lease liabilities and right-of-use assets are remeasured upon lease modifications.

As a result of the adoption of IFRS 16, we recognized right-of-use assets of $744 and lease liabilities of $880, reported in Other assets and Other liabilities, respectively, on our Consolidated Statements of Financial Position. Together with the de-recognition of deferred balances of $105 previously recognized under IAS 17 and deferred tax impact of $9, the adoption of IFRS 16 reduced opening retained earnings by $22 on an after-tax basis as at January 1, 2019.

On transition to IFRS 16, we applied the practical expedient to use hindsight when determining the lease term of contracts containing extension or termination options. Our weighted-average incremental borrowing rate applied to lease liabilities as at January 1, 2019 was 3.3%. The difference between operating lease commitments disclosed in our 2018 Annual Consolidated Financial Statements and lease liabilities on January 1, 2019 is primarily due to the time value of money.

38	Sun Life Financial Inc.	First Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2.B Other

The following new and amended IFRS are effective for annual periods beginning on or after January 1, 2019, and did not have a material impact on our Interim Consolidated Financial Statements:

In June 2017, the IASB issued IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”), which was developed by the IFRS Interpretations Committee. IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes (“IAS 12”) when there is uncertainty over income tax treatments, and requires an entity to determine whether tax treatments should be considered collectively or independently. In addition, IFRIC 23 addresses the assumptions an entity should make about the examination of tax treatments by taxation authorities, as well as how an entity should consider changes in facts and circumstances. IFRIC 23 also provides guidance on how to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits, and tax rates, based on whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. We adopted IFRIC 23 on a cumulative retrospective basis.

In October 2017, the IASB issued narrow-scope amendments to IAS 28 Investments in Associates and Joint Ventures. The amendments clarify that long-term interests in an associate or joint venture to which the equity method is not applied should be accounted for following the requirements of IFRS 9 Financial Instruments (“IFRS 9”). These amendments are required to be applied retrospectively with certain exceptions. As we qualified for and have elected to take the IFRS 9 deferral approach, we will continue to apply IAS 39 Financial Instruments: Recognition and Measurement to the long-term interests in associates or joint ventures covered by these amendments.

In December 2017, the IASB issued Annual Improvements to IFRSs 2015-2017 Cycle, which includes minor amendments to four IFRS standards. These amendments were applied prospectively.

In February 2018, the IASB issued Plan Amendment, Curtailment or Settlement which amends IAS 19 Employee Benefits (“IAS 19”). Under IAS 19, when an amendment, curtailment or settlement of a defined benefit pension plan occurs, the net defined benefit liability or asset is remeasured. The amendments require an entity to use the updated assumptions from this remeasurement to determine current service cost and net interest for reporting periods after the change to the plan. These amendments will be applied to plan amendments, curtailments or settlements occurring on or after January 1, 2019.

3. Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), Sun Life Financial Asset Management (“SLF Asset Management”), Sun Life Financial Asia (“SLF Asia”), and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom business unit (“SLF U.K.”) and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs, and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to SLF Asset Management, and product distribution fees paid by SLF Asset Management to SLF Asia. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2019	39

Results by segment for the three months ended March 31 are as follows:

	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Consolidation adjustments	Total
2019

Gross premiums:

Annuities	$398	$1	$–	$–	$6	$–	$405

Life insurance	1,248	407	–	396	23	–	2,074

Health insurance	1,402	1,047	–	10	4	–	2,463

Total gross premiums	3,048	1,455	–	406	33	–	4,942

Less: ceded premiums	362	155	–	50	5	–	572

Net investment income (loss)	3,243	892	28	1,014	406	(8)	5,575

Fee income	308	21	990	126	35	(33)	1,447

Total revenue	6,237	2,213	1,018	1,496	469	(41)	11,392
Less:

Total benefits and expenses	5,966	2,057	741	1,402	465	(41)	10,590

Income tax expense (benefit)	(32)	32	58	13	17	–	88

Total net income (loss)	$303	$124	$219	$81	$(13)	$–	$714

Less: Net income (loss) attributable to participating policyholders	66	–	–	1	–	–	67

Shareholders’ net income (loss)	$237	$124	$219	$80	$(13)	$–	$647

2018

Gross premiums:

Annuities	$889	$–	$–	$–	$5	$–	$894

Life insurance	1,137	405	–	513	23	–	2,078

Health insurance	1,313	920	–	8	4	–	2,245

Total gross premiums	3,339	1,325	–	521	32	–	5,217

Less: ceded premiums	376	137	–	54	5	–	572

Net investment income (loss)	442	(283)	2	(284)	(28)	(7)	(158)

Fee income	300	14	1,048	133	38	(27)	1,506

Total revenue	3,705	919	1,050	316	37	(34)	5,993
Less:

Total benefits and expenses	3,466	849	771	179	38	(34)	5,269

Income tax expense (benefit)	42	10	69	4	(6)	–	119

Total net income (loss)	$197	$60	$210	$133	$5	$–	$605

Less: Net income (loss) attributable to participating policyholders	(52)	(36)	–	–	–	–	(88)

Shareholders’ net income (loss)	$249	$96	$210	$133	$5	$–	$693

40	Sun Life Financial Inc.	First Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. Total Invested Assets and Related Net Investment Income

4.A Asset Classification

The carrying values of our Debt securities, Equity securities, and Other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other	(1)	Total
March 31, 2019

Debt securities	$62,949	$13,766	$–		$76,715

Equity securities	$4,415	$503	$–		$4,918

Other invested assets	$2,903	$638	$1,516		$5,057

December 31, 2018

Debt securities	$61,402	$13,041	$–		$74,443

Equity securities	$4,014	$620	$–		$4,634

Other invested assets	$2,701	$621	$1,508		$4,830

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

4.B Fair Value and Foreign Currency Changes on Assets and Liabilities

Fair value and foreign currency changes on assets and liabilities recorded to net income consist of the following:

	For the three months ended
	March 31, 2019	March 31, 2018

Fair value change:

Cash, cash equivalents and short-term securities	$(2)	$2

Debt securities	2,907	(1,185)

Equity securities	421	(173)

Derivative investments	806	(534)

Other invested assets	49	24

Total change in fair value through profit or loss assets and liabilities	4,181	(1,866)

Fair value changes on investment properties	133	78

Foreign exchange gains (losses)(1)	(160)	212

Realized gains (losses) on property and equipment(2)	–	28

Fair value and foreign currency changes on assets and liabilities	$4,154	$(1,548)

(1)

Primarily arises from the translation of foreign currency denominated available-for-sale assets and mortgages and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

(2)	In 2018, we sold and leased back a property in Waterloo, Ontario. The transaction qualified as a sale and operating lease and as a result, we recognized a gain of $28.

4.C Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $15 during the three months ended March 31, 2019 ($4 for the three months ended March 31, 2018).

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2019	41

4.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	March 31, 2019	December 31, 2018	March 31, 2018

Cash	$1,766	$2,089	$1,443

Cash equivalents	3,660	5,209	4,101

Short-term securities	2,944	2,208	2,293

Cash, cash equivalents and short-term securities	8,370	9,506	7,837

Less: Bank overdraft, recorded in Other liabilities	174	104	60

Net cash, cash equivalents and short-term securities	$8,196	$9,402	$7,777

4.E Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages as described in Note 5 of our 2018 Annual Consolidated Financial Statements.

The carrying value and fair value of the securitized mortgages as at March 31, 2019 are $1,414 and $1,426, respectively ($1,328 and $1,318, respectively, as at December 31, 2018). The carrying value and fair value of the associated liabilities as at March 31, 2019 are $1,549 and $1,573, respectively ($1,453 and $1,446, respectively, as at December 31, 2018). The carrying value of asset-backed securities in the principal reinvestment account (“PRA”) as at March 31, 2019 and December 31, 2018 are $133 and $124, respectively. There are no cash and cash equivalents in the PRA as at March 31, 2019 and December 31, 2018.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2018 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at March 31, 2019 and December 31, 2018.

4.F Fair Value Measurement

The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities, and valuation processes for Level 3 assets can be found in Note 5 of our 2018 Annual Consolidated Financial Statements.

4.F.i Fair Value Hierarchy

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	March 31, 2019				December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets

Cash, cash equivalents and short-term securities	$7,539	$831	$–	$8,370	$8,926	$580	$–	$9,506

Debt securities – fair value through profit or loss	1,058	61,590	301	62,949	1,253	59,776	373	61,402

Debt securities – available-for-sale	1,532	12,176	58	13,766	1,513	11,485	43	13,041

Equity securities – fair value through profit or loss	1,998	2,222	195	4,415	1,967	1,845	202	4,014

Equity securities – available-for-sale	321	142	40	503	398	186	36	620

Derivative assets	18	1,412	–	1,430	27	1,085	–	1,112

Other invested assets	1,078	203	2,260	3,541	898	183	2,241	3,322

Investment properties	–	–	6,999	6,999	–	–	7,157	7,157
Total invested assets	$13,544	$78,576	$9,853	$101,973	$14,982	$75,140	$10,052	$100,174

Investments for account of segregated fund holders	26,023	82,317	1,671	110,011	24,705	76,761	1,596	103,062
Total assets measured at fair value	$39,567	$160,893	$11,524	$211,984	$39,687	$151,901	$11,648	$203,236
Liabilities

Investment contract liabilities	$–	$–	$2	$2	$–	$–	$3	$3

Derivative liabilities	14	1,748	–	1,762	11	2,284	–	2,295
Total liabilities measured at fair value	$14	$1,748	$2	$1,764	$11	$2,284	$3	$2,298

42	Sun Life Financial Inc.	First Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities – fair value through profit or loss consist of the following:

As at	March 31, 2019				December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Canadian federal government	$–	$3,511	$15	$3,526	$–	$3,815	$15	$3,830

Canadian provincial and municipal government	–	13,079	15	13,094	–	11,852	14	11,866

U.S. government and agency	1,058	120	2	1,180	1,253	125	2	1,380

Other foreign government	–	5,049	35	5,084	–	4,895	34	4,929

Corporate	–	35,365	200	35,565	–	34,665	205	34,870

Asset-backed securities:

Commercial mortgage-backed securities	–	1,421	20	1,441	–	1,464	3	1,467

Residential mortgage-backed securities	–	1,929	–	1,929	–	1,961	–	1,961

Collateralized debt obligations	–	132	–	132	–	143	–	143

Other	–	984	14	998	–	856	100	956
Total debt securities – fair value through profit or loss	$1,058	$61,590	$301	$62,949	$1,253	$59,776	$373	$61,402

Debt securities – available-for-sale consist of the following:

As at	March 31, 2019				December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Canadian federal government	$–	$1,812	$–	$1,812	$–	$1,746	$–	$1,746

Canadian provincial and municipal government	–	1,229	–	1,229	–	1,199	–	1,199

U.S. government and agency	1,532	–	–	1,532	1,513	14	–	1,527

Other foreign government	–	763	1	764	–	716	1	717

Corporate	–	5,490	43	5,533	–	4,971	42	5,013

Asset-backed securities:

Commercial mortgage-backed securities	–	773	14	787	–	766	–	766

Residential mortgage-backed securities	–	408	–	408	–	386	–	386

Collateralized debt obligations	–	781	–	781	–	804	–	804

Other	–	920	–	920	–	883	–	883
Total debt securities – available-for-sale	$1,532	$12,176	$58	$13,766	$1,513	$11,485	$43	$13,041

There were no significant transfers between Level 1 and Level 2 for the three months ended March 31, 2019 and March 31, 2018.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2019	43

The following table provides a reconciliation of the beginning and ending balances for assets that are categorized in Level 3:

For the three months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
March 31, 2019

Beginning balance	$373	$43	$202	$36	$2,241	$7,157	$10,052	$1,596	$11,648

Included in net income(1)(3)(5)	9	–	(3)	–	(24)	107	89	(2)	87

Included in OCI(3)	–	2	–	–	2	–	4	–	4

Purchases	17	14	3	6	80	52	172	85	257

Sales	(9)	–	(1)	–	(27)	(281)	(318)	(4)	(322)

Settlements	(2)	–	–	–	–	–	(2)	–	(2)

Transfers into Level 3(2)	–	–	–	–	–	–	–	–	–

Transfers (out) of Level 3(2)	(84)	–	(4)	–	–	–	(88)	–	(88)

Foreign currency translation(4)	(3)	(1)	(2)	(2)	(12)	(36)	(56)	(4)	(60)
Ending balance	$301	$58	$195	$40	$2,260	$6,999	$9,853	$1,671	$11,524
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$4	$–	$(2)	$–	$(24)	$125	$103	$(8)	$95
March 31, 2018

Beginning balance	$417	$136	$167	$38	$1,721	$7,067	$9,546	$1,154	$10,700

Included in net income(1)(3)(5)	(2)	(2)	6	–	48	62	112	4	116

Included in OCI(3)	–	–	–	–	(5)	–	(5)	–	(5)

Purchases	7	41	5	–	167	244	464	124	588

Sales	(27)	–	–	–	(92)	(177)	(296)	(15)	(311)

Settlements	(1)	–	–	–	–	–	(1)	–	(1)

Transfers into Level 3(2)	1	–	–	1	–	–	2	1	3

Transfers (out) of Level 3(2)	(50)	(80)	–	–	–	–	(130)	–	(130)

Foreign currency translation(4)	3	–	2	1	11	47	64	23	87
Ending balance	$348	$95	$180	$40	$1,850	$7,243	$9,756	$1,291	$11,047
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$–	$–	$7	$–	$48	$71	$126	$–	$126

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and other comprehensive income (“OCI”) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)

Investment properties included in net income is comprised of fair value changes on investment properties of $133 ($78 in 2018) net of amortization of leasing commissions and tenant inducements of $26 ($16 in 2018).

5. Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2018 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management’s Discussion and Analysis (“MD&A”) for the three months ended March 31, 2019. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures and include discussions on how we measure our risk and our objectives, policies, and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

44	Sun Life Financial Inc.	First Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

We use reinsurance to limit losses, minimize exposure to significant risks and to provide additional capacity for growth. Our Insurance Risk Policy sets maximum global retention limits and related management standards and practices that are applied to reduce our exposure to large claims. Amounts in excess of the Board-approved maximum retention limits are reinsured. Effective January 1, 2019, we updated our single life or joint-first-to-die basis retention limit to $40 ($25 in 2018) in Canada and US$40 (US$25 in 2018) outside of Canada. For survivorship life insurance, our maximum global retention limit is $50 ($30 in 2018) in Canada and US$50 (US$30 in 2018) outside of Canada. In certain markets and jurisdictions, retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics.

6. Insurance Contract Liabilities and Investment Contract Liabilities

6.A Insurance Contract Liabilities

6.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

	For the three months ended March 31, 2019			For the three months ended March 31, 2018
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$114,902	$3,653	$111,249	$111,091	$3,503	$107,588

Change in balances on in-force policies	3,573	(17)	3,590	(2,098)	(27)	(2,071)

Balances arising from new policies	1,061	38	1,023	1,559	32	1,527

Method and assumption changes	6	–	6	(15)	(20)	5
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	4,640	21	4,619	(554)	(15)	(539)

Foreign exchange rate movements	(978)	(73)	(905)	1,394	73	1,321
Balances before Other policy liabilities and assets	118,564	3,601	114,963	111,931	3,561	108,370

Other policy liabilities and assets	6,927	534	6,393	6,754	582	6,172
Total Insurance contract liabilities and Reinsurance assets, end of period	$125,491	$4,135	$121,356	$118,685	$4,143	$114,542

6.B Investment Contract Liabilities

6.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

	For the three months ended March 31, 2019		For the three months ended March 31, 2018
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost

Balances, beginning of period	$3	$2,646	$3	$2,517

Deposits	–	89	–	130

Interest	–	15	–	14

Withdrawals	–	(134)	–	(99)

Fees	–	(1)	–	(2)

Other	–	5	–	5

Foreign exchange rate movements	(1)	–	–	(1)

Balances, end of period	$2	$2,620	$3	$2,564

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2019	45

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended
	March 31, 2019	March 31, 2018

Balances, beginning of period	$515	$562

Change in liabilities on in-force policies	9	(21)

Foreign exchange rate movements	(10)	16
Balances, end of period	$514	$557

6.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

	For the three months ended
	March 31, 2019	March 31, 2018

Maturities and surrenders	$661	$667

Annuity payments	472	469

Death and disability benefits	1,062	1,069

Health benefits	1,670	1,560

Policyholder dividends and interest on claims and deposits	255	237
Total gross claims and benefits paid	$4,120	$4,002

7. Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

	For the three months ended
	March 31, 2019	March 31, 2018

Recovered claims and benefits	$468	$478

Commissions	16	19

Reserve adjustments	5	11

Operating expenses and other	19	20
Reinsurance (expenses) recoveries	$508	$528

8. Fee Income

Fee income consists of the following:

	For the three months ended
	March 31, 2019	March 31, 2018

Fee income from insurance contracts	$235	$237

Fee income from service contracts:

Distribution fees	194	213

Fund management and other asset-based fees	833	894

Administrative service and other fees	185	162
Total fee income	$1,447	$1,506

Distribution fees and Fund management and other asset-based fees are primarily earned in the SLF Asset Management segment. Administrative service and other fees are primarily earned in the SLF Canada segment. The fee income by reportable segment is presented in Note 3.

46	Sun Life Financial Inc.	First Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended
	March 31, 2019		March 31, 2018
		%		%

Total net income (loss)	$714		$605

Add: Income tax expense (benefit)	88		119
Total net income (loss) before income taxes	$802		$724

Taxes at the combined Canadian federal and provincial statutory income tax rate	$215	26.8	$194	26.8
Increase (decrease) in rate resulting from:

Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(22)	(2.7)	(43)	(5.9)

Tax exempt investment income	(106)	(13.2)	(21)	(2.9)

Adjustments in respect of prior periods, including resolution of tax disputes	(8)	(1.0)	(12)	(1.7)

Tax (benefit) cost of unrecognized tax losses and tax credits	5	0.6	–	–

Other	4	0.5	1	0.1
Total tax expense (benefit) and effective income tax rate	$88	11.0	$119	16.4

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 30%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.75% (rounded to 26.8% in the table above) reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Tax exempt investment income includes tax rate differences related to various types of investment income that are taxed at rates lower than our statutory income tax rate, such as dividend income, capital gains arising in Canada, and various others. Fluctuations in foreign exchange rates, changes in market values of real estate properties, and other investments have an impact on the amount of these tax rate differences.

Adjustments in respect of prior periods, including the resolution of tax disputes for the three months ended March 31, 2019 relates mainly to the resolution of tax audits in MFS. In 2018, the adjustments related to the resolution of tax audits in Asia.

Tax (benefit) cost of unrecognized tax losses/tax credits reflects unrecognized losses in Asia.

Other for the three months ended March 31, 2019 and March 31, 2018 primarily reflects withholding taxes on distributions from our foreign subsidiaries. In 2018, the withholding taxes were largely offset by the benefit relating to investments in joint ventures in Asia.

10. Capital Management

10.A Capital

Our capital base is structured to exceed minimum regulatory and internal capital targets, and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 21 of our 2018 Annual Consolidated Financial Statements.

SLF Inc. is a non-operating insurance company and is subject to the Life Insurance Capital Adequacy Test (“LICAT”) guideline. As at March 31, 2019, SLF Inc.’s LICAT ratio exceeded OSFI’s regulatory minimum target. Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. As at March 31, 2019, Sun Life Assurance’s LICAT ratio exceeded OSFI’s minimum regulatory target; as well, it also exceeded OSFI’s supervisory target applicable to operating life insurance companies.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2019	47

In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at March 31, 2019. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at March 31, 2019.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity, and certain other capital securities that qualify as regulatory capital.

10.B Significant Capital Transactions

10.B.i Common Shares

Changes in common shares issued and outstanding were as follows:

	For the three months ended
	March 31, 2019		March 31, 2018
Common shares (in millions of shares)	Number of shares	Amount	Number of shares		Amount
Balance, beginning of period	598.5	$8,419	610.5		$8,582
Stock options exercised	0.2	10	0.2		11

Common shares purchased for cancellation(1)	(4.1)	(54)	(3.1	)(2)	(44)
Balance, end of period	594.6	$8,375	607.6		$8,549

(1)

On August 14, 2018 and August 14, 2017, SLF Inc. launched normal course issuer bids to purchase and cancel up to 14 million common shares of SLF Inc. (“common shares”) between August 14, 2018 and August 13, 2019 (the “2018 NCIB”) and 11.5 million common shares between August 14, 2017 and August 13, 2018, respectively. Common shares purchased for cancellation are purchased through the facilities of the Toronto Stock Exchange, other Canadian stock exchanges, and/or alternative Canadian trading platforms, at prevailing market rates, or by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities at a discount to the prevailing market price. On December 10, 2018, in connection with the 2018 NCIB, SLF Inc. implemented an automatic repurchase plan with its designated broker in order to facilitate purchases of common shares. Under the automatic repurchase plan, SLF Inc.’s designated broker may purchase common shares pursuant to the 2018 NCIB at times when SLF Inc. ordinarily would not be active in the market due to regulatory restrictions or self-imposed blackout periods. For the three months ended March 31, 2019, SLF Inc. purchased and cancelled approximately 4.0 million common shares at an average price per share of $49.34 for a total amount of $200 under the 2018 NCIB. An additional 0.1 million shares purchased in 2018 were cancelled in 2019. The total amount paid to purchase the shares is allocated to Common shares and Retained earnings in our Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.

(2)

1.1 million shares were purchased pursuant to a third-party share repurchase program under an issuer bid exemption order at a discount to the prevailing market price of the common shares on the Toronto Stock Exchange.

10.B.ii Subordinated Debt

On March 14, 2019, SLF Inc. announced its intention to redeem all of the outstanding $250 principal amount of Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures on May 13, 2019.

10.C Participating Account Seed Capital

In the first quarter of 2018, with OSFI’s approval, seed capital, together with interest earned since demutualization, was transferred from the participating account to the shareholder account. The transfer of seed capital is recorded on our Consolidated Statements of Changes in Equity as a Transfer from participating policyholders’ equity totaling $89, comprised of $50 in SLF Canada and $39 (US$30) in SLF U.S. The transfer of interest on seed capital is included as a reduction in Participating policyholders’ net income (loss) and an increase in Shareholders’ net income (loss) totaling $110, on a pre- and post-tax basis, comprised of $75 in SLF Canada and $35 (US$28) in SLF U.S. At the time of demutualization, OSFI required shareholders to transfer seed capital into the participating account to support participating insurance policies sold after demutualization. It was anticipated that over time the seed capital would no longer be needed and that the seed capital and accumulated interest would be returned to the shareholders, subject to OSFI’s approval. The transfer has no impact on regulatory capital requirements, and will have no adverse impact on the policy dividends or security of benefits of participating policyholders.

48	Sun Life Financial Inc.	First Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. Segregated Funds

11.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	March 31, 2019	December 31, 2018

Segregated and mutual fund units	$95,331	$89,049

Equity securities	10,399	9,771

Debt securities	3,716	3,448

Cash, cash equivalents and short-term securities	593	711

Investment properties	407	400

Mortgages	23	23

Other assets	156	156

Total assets	$110,625	$103,558

Less: Liabilities arising from investing activities	614	496

Total investments for account of segregated fund holders	$110,011	$103,062

11.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
Balances, beginning of period	$96,663	$99,121	$6,399	$7,271

Additions to segregated funds:

Deposits	3,041	3,372	23	23

Net transfer (to) from general funds	(85)	(17)	–	–

Net realized and unrealized gains (losses)	7,611	(1,099)	484	(304)

Other investment income	240	319	27	45
Total additions	$10,807	$2,575	$534	$(236)

Deductions from segregated funds:

Payments to policyholders and their beneficiaries	3,732	2,807	149	158

Management fees	242	251	13	14

Taxes and other expenses	97	52	5	(2)

Foreign exchange rate movements	134	(357)	20	(413)
Total deductions	$4,205	$2,753	$187	$(243)

Net additions (deductions)	6,602	(178)	347	7
Balances, end of period	$103,265	$98,943	$6,746	$7,278

12. Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2019	49

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

For the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)

March 31, 2019

Revenue	$55	$10,274	$1,631	$(568)	$11,392

Shareholders’ net income (loss)	$647	$420	$206	$(626)	$647

March 31, 2018

Revenue	$94	$4,915	$823	$161	$5,993

Shareholders’ net income (loss)	$693	$465	$177	$(642)	$693

As at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)

March 31, 2019

Invested assets	$23,949	$146,214	$7,119	$(23,013)	$154,269

Total other general fund assets	$4,448	$23,050	$10,526	$(19,945)	$18,079

Investments for account of segregated fund holders	$–	$109,958	$53	$–	$110,011

Insurance contract liabilities	$–	$125,623	$8,769	$(8,901)	$125,491

Investment contract liabilities	$–	$3,136	$–	$–	$3,136

Total other general fund liabilities	$4,616	$22,424	$5,847	$(13,878)	$19,009

December 31, 2018

Invested assets	$24,255	$143,040	$6,991	$(22,560)	$151,726

Total other general fund assets	$4,088	$21,958	$10,389	$(19,396)	$17,039

Investments for account of segregated fund holders	$–	$103,014	$48	$–	$103,062

Insurance contract liabilities	$–	$122,066	$8,534	$(8,677)	$121,923

Investment contract liabilities	$–	$3,164	$–	$–	$3,164

Total other general fund liabilities	$4,636	$21,801	$5,972	$(13,301)	$19,108

13. Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended
	March 31, 2019	March 31, 2018

Common shareholders’ net income (loss) for basic earnings per share	$623	$669

Add: increase in income due to convertible instruments(1)	3	3
Common shareholders’ net income (loss) on a diluted basis	$626	$672

Weighted average number of common shares outstanding for basic earnings per share (in millions)	597	610

Add: dilutive impact of stock options(2) (in millions)	1	1

Add: dilutive impact of convertible instruments(1) (in millions)	4	4
Weighted average number of common shares outstanding on a diluted basis (in millions)	602	615

Basic earnings (loss) per share	$1.04	$1.10

Diluted earnings (loss) per share	$1.04	$1.09

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)

Excludes the impact of 1 million stock options for the three months ended March 31, 2019 because these stock options were antidilutive for the period (1 million for the three months ended March 31, 2018).

50	Sun Life Financial Inc.	First Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

	For the three months ended March 31, 2019			For the three months ended March 31, 2018
	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:

Unrealized foreign currency translation gains (losses), net of hedging activities	$1,923	$(280)	$1,643	$1,012	$315	$1,327

Unrealized gains (losses) on available-for-sale assets	(56)	251	195	346	(190)	156

Unrealized gains (losses) on cash flow hedges	(21)	6	(15)	(11)	(1)	(12)

Share of other comprehensive income (loss) in joint ventures and associates	(24)	28	4	(31)	17	(14)
Items that will not be reclassified subsequently to income:

Remeasurement of defined benefit plans	(263)	(43)	(306)	(347)	62	(285)

Revaluation surplus on transfers to investment properties	145	–	145	145	–	145
Total	$1,704	$(38)	$1,666	$1,114	$203	$1,317
Total attributable to:

Participating policyholders	$14	$(1)	$13	$9	$2	$11

Shareholders	1,690	(37)	1,653	1,105	201	1,306
Total	$1,704	$(38)	$1,666	$1,114	$203	$1,317

15. Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Legal actions naming us as a defendant ordinarily involve our activities as a provider of insurance protection and wealth management products, as an investor and investment advisor, and as an employer. In addition, government and regulatory bodies in Canada, the U.S., the U.K., and Asia, including federal, provincial, and state securities and insurance regulators and government authorities, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning our compliance with insurance, securities, and other laws.

Provisions for legal proceedings related to insurance contracts, such as for disability and life insurance claims and the cost of litigation, are included in Insurance contract liabilities in our Consolidated Statements of Financial Position. Other provisions are established outside of the Insurance contract liabilities if, in the opinion of management, it is both probable that a payment will be required and a reliable estimate can be made of the amount of the obligation. Management reviews the status of all proceedings on an ongoing basis and exercises judgment in resolving them in such manner as management believes to be in our best interest.

Two class action lawsuits have been filed against Sun Life Assurance in connection with sales practices relating to, and the administration of, individual policies issued by the Metropolitan Life Insurance Company (“MLIC”). These policies were assumed by Clarica when Clarica acquired the bulk of MLIC’s Canadian operations in 1998 and subsequently assumed by Sun Life Assurance as a result of its amalgamation with Clarica. One of the lawsuits (Fehr et al v Sun Life Assurance Company of Canada) is issued in Ontario and the other (Alamwala v Sun Life Assurance Company of Canada) is in British Columbia. In the Fehr action, the motions judge dismissed the plaintiff’s motion for certification in its entirety by way of a two-part decision released on November 12, 2015 and December 7, 2016. The plaintiffs appealed and, in a decision released on September 5, 2018, the Ontario Court of Appeal overturned part of the lower court’s decision and certified three alleged breach of contract claims related to the policies. Sun Life Assurance’s application for leave to appeal this decision was dismissed by the Supreme Court of Canada on May 2, 2019. The other action (Alamwala v Sun Life Assurance Company of Canada) has remained largely dormant since it was commenced in 2011 and has not been certified. We will continue to vigorously defend against the claims in these actions. In connection with the acquisition of the Canadian operations of MLIC, MLIC agreed to indemnify Clarica for certain losses, including those incurred relating to the sales of its policies. Should either of the Fehr or the Alamwala lawsuits result in a loss, Sun Life Assurance will seek recourse against MLIC under that indemnity through arbitration.

Management does not believe that the probable conclusion of any current legal or regulatory matter, either individually or in the aggregate, will have a material adverse effect on the Consolidated Statements of Financial Position or results of operations of the Company.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2019	51

Corporate and Shareholder Information

For information about the Sun Life Financial Group of Companies, corporate news and financial results, please visit sunlife.com.

Corporate Office

Sun Life Financial Inc.

1 York Street

Toronto, Ontario

Canada M5J 0B6

Tel: 416-979-9966

Website: www.sunlife.com

Investor Relations

For financial analysts, portfolio managers and institutional investors requiring information, please contact:

Investor Relations

Fax: 416-979-4080

E-mail: investor.relations@sunlife.com Please note that financial information can also be obtained from www.sunlife.com.

Transfer Agent

For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.

Canada

AST Trust Company (Canada)

P.O. Box 700

Station B

Montreal, Quebec

Canada H3B 3K3

Within North America:

Tel: 1-877-224-1760

Outside of North America:

Tel: 416-682-3865

Fax: 1-888-249-6189

E-mail: sunlifeinquiries@astfinancial.com

Website: www.astfinancial.com/ca-en Shareholders can view their account details using AST Trust Company (Canada)’s Internet service, Investor Central.

Register at

https://ca.astfinancial.com/InvestorCentral

United States

American Stock Transfer & Trust Company, LLC

6201 15th Ave.

Brooklyn, NY 11219

Tel: 1-877-224-1760

E-mail: sunlifeinquiries@astfinancial.com

United Kingdom

Link Asset Services

34 Beckenham Road

Beckenham, Kent

United Kingdom BR3 4TU

Tel: +44 (0) 345-602-1587

E-mail: enquiries@linkgroup.co.uk

Philippines

Rizal Commercial Banking

Corporation (RCBC)

RCBC Stock Transfer Processing Section

Ground Floor, West Wing,

GPL (Grepalife) Building,

221 Senator Gil Puyat Avenue

Makati City, Philippines

From Metro Manila: 632-318-8567

From the Provinces: 1-800-1-888-2422

E-mail: rcbcstocktransfer@rcbc.com

Hong Kong

Computershare Hong Kong Investor

Services Limited

17M Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

Tel: 852-2862-8555

E-mail: hkinfo@computershare.com.hk

Shareholder Services

For shareholder account inquiries, please

contact the Transfer Agent in the country

where you reside, or Shareholder Services:

Fax: 416-598-3121

English E-mail:

shareholderservices@sunlife.com

French E-mail:

servicesauxactionnaires@sunlife.com

2019 Dividend Dates

Common Shares

Record Dates	Payment Dates

March 1, 2019	March 29, 2019

May 29, 2019	June 28, 2019

August 28, 2019*	September 30, 2019	*

November 27, 2019*	December 31, 2019	*

* Subject to approval by the Board of Directors

Direct deposit of dividends

Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account.

The Request for Electronic Payment of Dividends Form is available for downloading from the AST Trust Company (Canada) website, www.astfinancial.com/ca-en, or you can contact AST Trust Company (Canada) to have a form sent to you.

Canadian Dividend Reinvestment

and Share Purchase Plan

Canadian-resident common shareholders can enroll in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at sunlife.com or contact the Plan Agent, AST Trust Company (Canada) at sunlifeinquiries@astfinancial.com.

Stock Exchange Listings

Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF

Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:	Series 1 – SLF.PR.A

Series 2 – SLF.PR.B

Series 3 – SLF.PR.C

Series 4 – SLF.PR.D

Series 5 – SLF.PR.E

Series 8R – SLF.PR.G

Series 9QR – SLF.PR.J

Series 10R – SLF.PR.H

Series 11QR – SLF.PR.K

Series 12R – SLF.PR.I

Normal Course Issuer Bid

A copy of the Notice of Intention to commence the normal course issuer bid is available without charge by contacting the Corporate Secretary’s Department at shareholderservices@sunlife.com.

52	Sun Life Financial Inc.	First Quarter 2019	CORPORATE AND SHAREHOLDER INFORMATION

Life’s brighter under the sun

SUN LIFE FINANCIAL INC.

1 York Street Toronto, Ontario Canada M5J 0B6	sunlife.com